Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

McGladrey & Pullen, LLP,

McGladrey Merger LLC,

RSM McGladrey Business Services, Inc.,

H&R Block, Inc.

and

RSM McGladrey, Inc.

Dated as of November 3, 2011

Table of Contents

Page
AGREEMENT AND PLAN OF MERGER	1
RECITALS	1
AGREEMENT	1
ARTICLE I DEFINITIONS	2
Section 1.1 Certain Defined Terms	2
Section 1.2 Table of Definitions	10
ARTICLE II THE CONVERSIONS, CONTRIBUTION, AND MERGER	12
Section 2.1 Conversions, Contribution, and Dissolutions	12
Section 2.2 The Merger	12
Section 2.3 Closing; Effective Time	12
Section 2.4 Effects of the Merger	13
Section 2.5 Certificate of Formation and Limited Liability Company Agreement	13
Section 2.6 Subsequent Actions	13
Section 2.7 Conversion of LLC Interest	14
Section 2.8 Payment for LLC Interest; Deliveries at the Closing	14
Section 2.9 Merger Consideration Adjustment	15
Section 2.10 Allocation of Merger Consideration	16
Section 2.11 Post-Closing Collection, Payment and Netting Process for Certain Assets and Liabilities for Previously Sold Businesses or Retained Obligations	16
Section 2.12 Cash Protection Safeguards	17
Section 2.13 Certain November 30 Closing Procedures	17
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE PARENT	20
Section 3.1 Organization and Qualification	20
Section 3.2 Authority	20
Section 3.3 No Conflict; Required Filings and Consents	21
Section 3.4 Capitalization	21
Section 3.5 Equity Interests	22
Section 3.6 Financial Statements; No Undisclosed Liabilities	22
Section 3.7 Absence of Certain Changes or Events	23
Section 3.8 Compliance with Law; Permits	24
Section 3.9 Litigation	24
Section 3.10 Employee Benefit Plans	24
Section 3.11 Labor and Employment Matters	27
Section 3.12 Title to and Condition of Assets	28
Section 3.13 Real Property	28

i

EXHIBITS

Exhibit A	Net Working Capital Schedule
Exhibit B	Seller Note
Exhibit C	Transition Services Agreement
Exhibit D	Forms of Certificates of Conversion
Exhibit E	Form of Certificates of Formation
Exhibit F	Form of Limited Liability Company Agreement
Exhibit G	Form of Certificate of Merger
Exhibit H	Assets and Liabilities from Previously Sold Businesses
Exhibit I-1	Retained Parent Employees
Exhibit I-2	Parent Employees Designated As Acquiror’s Severance Responsibility
Exhibit J	List of Employees from Letter Dated August 22, 2011
Exhibit K	Form of Excluded Asset Call Letter
Exhibit L-1	Form of Investment Adviser Consent
Exhibit L-2	Form of Investment Adviser Consent

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of November 3, 2011 (this “Agreement”), is among (a) McGladrey & Pullen LLP, an Iowa limited liability partnership (the “Acquiror”), (b) McGladrey Merger LLC, a Delaware limited liability company and wholly owned subsidiary of the Acquiror (the “Sub”), (c) RSM McGladrey Business Services, Inc., a Delaware corporation (the “Parent”), (d) H&R Block, Inc., a Missouri corporation (“HRB”), and (e) RSM McGladrey, Inc., a Delaware corporation and wholly owned subsidiary of the Parent (the “Company”).

RECITALS

A.           The Parent owns all of the issued and outstanding stock of the Company and RSM McGladrey Business Solutions, Inc. (“Solutions”).

B.           The Acquiror and the Company have operated under an alternative practice structure pursuant to the terms of the APS Agreements.  The Acquiror has had sole responsibility for the audit and assurance practice of the Acquiror (the “Audit Practice”).

C.           The Acquiror desires to acquire the Company and Solutions.

D.           In preparation for the acquisition of the Company and Solutions, the Acquiror, HRB and the Parent desire that the Parent take, or cause its Subsidiaries to take, the following actions:  (a) prior to the Closing Date convert the Company to a Delaware limited liability company (such conversion referred to as the “Company Conversion”); (b) prior to the Closing Date convert Solutions to a Delaware limited liability company (the “Solutions Conversion”); (c) prior to the Closing Date convert each of the other Targets set forth on Schedule 2.1 into a limited liability company formed under the laws of the state indicated thereon (each such conversion, the Company Conversion and the Solutions Conversion, a “Conversion” and collectively the “Conversions”); (d) not earlier than the day following the day of effectiveness of each Conversion, contribute all of the limited liability company interest in Solutions to the Company (such contribution referred to as the “Contribution”); and (e) prior to the Closing Date, dissolve Provident Mortgage Services, Inc., RSM McGladrey TBS, LLC, and Pension Resources, Inc. (each a “Dissolution” and collectively “Dissolutions”).

E.           The Acquiror, the Sub, the Parent, HRB and the Company have determined that following the Conversions and the Contribution, the merger of the Sub with and into the Company upon the terms and conditions set forth in this Agreement (the “Merger”) would be advisable and fair to, and in the best interests of, their respective stockholders, members and partners.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Certain Defined Terms.  For purposes of this Agreement:

“Accounts Amount” means an aggregate amount equal to the sum of the balances of the “Advances to PMDs” and “Receivables from Attest” accounts reflected on the consolidated balance sheet of the Targets as of the close of business on November 30, 2011.

“Action” means any claim, action, suit, litigation, inquiry, proceeding, prosecution, hearing, contest, audit, examination or investigation commenced, brought, conducted or heard by or before any Governmental Authority, or any other arbitration, mediation or similar proceeding.

“Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated by the SEC from time to time thereunder (or under any successor statute).

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, Laws that are designed or intended to control mergers and acquisitions or to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“APS Agreements” means (a) that certain Amended and Restated Administrative Services Agreement, dated as of February 3, 2010, by and among Parent, HRB and Acquiror; (b) the Trademark Agreement; (c) the Governance Agreement; and (d) the Amended and Restated Loan Agreement dated as of February 3, 2010 by and among the Company and the Acquiror.

“Assets Under Management” means as of any day, the aggregate value as of the close of business on such day (or, if such day is not a Business Day, the immediately preceding Business Day) or, if not determined on such day, the last Business Day of the prior month, of all assets for which the Company provides Investment Management Services.

“Balance Sheet” means the consolidated balance sheet of the Targets as of the Balance Sheet Date forming a part of the July Financial Statements.

“Balance Sheet Date” means July 31, 2011.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York.

“Caturano Acquisition” means the transactions contemplated by that certain Asset Purchase Agreement, entered into as of July 20, 2010, by and among the Company, the individuals listed on Schedule A attached thereto, Caturano and Company, Inc. and Caturano Wealth Management LLC.

“CFTC” means the Commodity Futures Trading Commission.

“Client Services” means all of the following with respect to the tax and consulting services of the Targets:  (a) marketing and business development activities; (b) client engagement and intake including the negotiation and execution of engagement letters and other client agreements and arrangements; (c) budgeting and estimating for delivery of client services; (d) management and supervision of client relationships; (e) delivery, and supervision of delivery, of client services and work product; (f) monitoring client feedback and satisfaction; and (g) resolving client fee and billing disputes.

“Closing Date Cash and Cash Equivalents” means an amount equal to the balance of the “Cash and Cash Equivalents” account of the Targets, specifically including the portion, if any, reflected in the “Restricted Cash” account related to future PGA Tour events, all as of the close of business on November 30, 2011.

 “Closing Payment” means (a) Four Hundred Seventy-Five Million Dollars ($475,000,000.00) plus (b) the Closing Date Cash and Cash Equivalents minus (c) the Excluded Asset Amount.

“Commodity Exchange Act” means the Commodity Exchange Act, as amended, and the rules and regulations promulgated by the SEC from time to time thereunder (or under any successor statute).

“Company Group” shall mean any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that, at any time on or before the Closing Date, includes or has the Targets or any direct or indirect predecessor of either the Targets, or any other group of entities that, at any time on or before the Closing Date, files or has filed Tax Returns on a combined, consolidated or unitary basis with any of the Targets or any direct or indirect predecessor of the Targets.

“Contract” means any contract, agreement, arrangement or understanding, whether written or oral.

“Control” including the terms “Controlled by” and “under common Control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Delaware Law” means the Delaware General Corporation Law or the Delaware Limited Liability Company Act, as applicable.

“Encumbrance” means any charge, claim, limitation, condition, equitable interest, mortgage, lien, option, pledge, hypothecation, assignment, conditional sale or other title retention agreement, preference, priority, security interest, easement, encroachment, covenant, right of way, right of first refusal, adverse claim or restriction.

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with the Targets and that, together with the Targets, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC from time to time thereunder (or under any successor statute).

“Excluded Assets” means certain Marks owned by the Targets and specifically identified by the Parent in writing prior to Closing, subject in each case to the consent of the Acquiror, but excluding Marks that include the names RSM, McGladrey, McGladrey & Pullen, M&P, Business Solutions, Freed Maxick or Birchtree.

“Excluded Asset Amount” means One Hundred Twenty-One Thousand Dollars ($121,000).

“Final Net Working Capital” means Net Working Capital as of the close of business on November 30, 2011 prepared on a basis consistent with the July Financial Statements and in the format of the Net Working Capital Schedule, along with reasonable detail and documentation supporting such calculation.

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time.

“Governance Agreement” means that certain Governance and Operations Agreement, dated February 3, 2010, among the Acquiror, HRB and the Company.

“Governmental Authority” means any United States or foreign, federal, national, state, provincial, local or similar government, governmental, regulatory or administrative authority, instrumentality, self-regulatory organization, branch, agency or commission (including the CFTC, NFA, Department of Labor, FINRA or any other association, commission, board or agency that is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, insurance companies or agents, investment companies or investment advisers, or to the jurisdiction of which any Target is otherwise subject) or any court, tribunal or arbitral or judicial body.

“Immediate Family” of a Person means such Person’s spouse, parents, children and siblings, including adoptive relationships and relationships through marriage, or any other relative of such Person that shares such Person’s home.

 “Income Tax” means any Tax imposed on or measured by net income or profits.

“Income Tax Return” means any Tax Return required to be filed with respect to any Income Tax.

 “India JV” means the entity whose ownership and operation is governed by that certain Joint Venture Agreement, dated July 7, 2011, amongst RSM McGladrey Inc., S&S Technologies Private Limited and RSM Astute Consulting International Private Limited.

 “Insurance Business Activities” means, in connection with the insurance business of the Targets, the selling, negotiating, recommending, producing, soliciting or marketing of insurance policies or annuity contracts, or any other act, which involves the clients or prospects of the Targets and, under applicable Law, would require an insurance broker or agent license, at the time such activities took place.

“Intellectual Property” means all intellectual property rights arising from or associated with the following, whether protected, created or arising under the laws of the United States or any other jurisdiction:  (a) trade names, trademarks and service marks (registered and unregistered), domain names and other Internet addresses or identifiers, trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing (collectively, “Marks”); (b) patents, provisional patent applications, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, industrial designs, inventions (whether or not patentable or reduced to practice) and improvements thereto (collectively, “Patents”); (c) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); and (d) know-how, inventions, methods, processes, technical data, specifications, research and development information, technology, product roadmaps, customer lists and any other information, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use (collectively, “Trade Secrets”).

“Investment Advisory Contracts” means each Contract under which the Company performs Investment Management Services.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated by the SEC from time to time thereunder (or under any successor statute).

“Investment Laws and Regulations” means all applicable United States federal or state securities, commodities or other investment-related laws and governmental rules and regulations, including, without limitation, the Advisers Act, the Commodity Exchange Act, the Exchange Act, the Investment Company Act, and the Securities Act and the regulations promulgated under each of them, and the rules and regulations of self-regulatory organizations including, without limitation, FINRA and each applicable exchange (as defined under the Exchange Act), and all other federal or state securities laws and regulations applicable to the business or affairs or properties or assets of the Company.

“Investment Management Services” means any services which involve (a) the management of an investment account or fund (or portions thereof or a group of investment accounts or funds), (b) the giving of advice with respect to the investment and/or reinvestment of assets or funds (or any group of assets or funds), and activities related or incidental thereto, or (c) otherwise acting as an “investment adviser” within the meaning of the Advisers Act.

“Joint Ventures” means the Solutions JVs and, upon the formation of the India JV, the India JV.

“Knowledge of the Parent” or “Parent’s Knowledge” or similar expression, means the actual knowledge of the individuals listed in Schedule 1.1(a).

“Law” means any statute, law, ordinance, regulation, rule, code, injunction, judgment, decree or order of any Governmental Authority.

“Leased Real Property” means real property leased, subleased or licensed to the Targets or which the Targets otherwise have a right to use or occupy, together with all structures, facilities, fixtures, systems, equipment, improvements and other property currently located thereon, or attached or appurtenant thereto, and easements, rights and appurtenances relating to the foregoing.

“Material Adverse Effect” means any event, change, occurrence or effect that is, or would reasonably be expected to be, materially adverse to (a) the business, operations, assets, financial condition, results of operations or liabilities of the Targets, taken as a whole or (b) the ability of HRB, the Parent and the Company to perform their obligations under this Agreement and the Transaction Documents or to consummate the transactions contemplated hereby and thereby; provided, however, that none of the following constitutes, or will be considered in determining whether there has occurred, a Material Adverse Effect:  (i) changes or conditions generally affecting the industry in which the Targets operate, (ii) changes in economic, capital market, regulatory or political conditions generally, (iii) the announcement or pendency of the transactions contemplated herein (including, without limitation, any cancellation of any marketing, partner or similar relationships or any loss of employees), (iv) any failure by the Targets to meet any internal projections or forecasts or revenue or earnings predictions (it being understood that the facts and circumstances underlying any such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be considered in determining whether there has been a Material Adverse Effect), (v) any effects on the Targets resulting from any actions consented to in writing by Acquiror, (vi) any change in Laws, or (vii) changes that are the result of economic factors affecting the national, regional or world economy or acts of war or terrorism, provided, however, that any event, change, occurrence or effect resulting from the matters referred to in each of the preceding clauses shall be taken into account to the extent such matters disproportionately impact the Targets, taken as a whole, as compared to other businesses operating in the same industries.

“Merger Consideration” means the sum of (a) the Closing Payment, (b) the Seller Note in a principal amount equal to the Accounts Amount and (c) the Post-Closing Payment.  The Merger Consideration shall be adjusted following Closing as set forth in Sections 2.9, 2.11 and 8.8.

“Net Working Capital” means an amount calculated in the following manner from the balances of the indicated accounts on the consolidated balance sheet of the Targets:  (a) “Operating Receivables, Net and Other Receivables”, plus (b) “Work in Process, Net of Allowance”, plus (c) “Prepaid Expense and Other Current Assets”, less (d) “Accounts Payable, Accrued Expenses and Deposits”, and less (e) “Accrued Salaries, Wages and Payroll Taxes.”

Net Working Capital shall exclude (x) all assets and liabilities relating to the Retained Obligations or subject to the PSB Netting Process described in Section 2.11 and (y) amounts reflected in the “Advances to PMDs” and “Receivables from Attest” accounts on the consolidated balance sheet of the Targets.

“Net Working Capital Schedule” means the format for calculating Net Working Capital in the form of Exhibit A.

“NFA” means the National Futures Association.

“Nondisclosure Agreement” means that certain Nondisclosure Agreement, effective June 1, 2011, by and between Acquiror and HRB, as amended.

“Non-Income Tax” means any Tax other than Income Tax.

“Non-Income Tax Return” means any Tax Return other than an Income Tax Return.

“Organizational Documents” means the certificate of incorporation and bylaws of a corporation, the certificate of formation and operating agreement of a limited liability company, or similar constituent documents of an entity.

“Pension Plan” means any Plan that is subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Post-Closing Payment” means Twenty Five Million Dollars ($25,000,000.00).

“Previously Sold Businesses” means, except for Sales of Client Lists, any and all businesses or entities sold, discontinued or dissolved by Parent or the Targets prior to Closing, including:  (a) Provident Financial Management which was a line of business operated by the Company that has been sold; (b) Human Capital Services, which was a line of business operated by the Company that has been sold; (c) RSM Financial Process Outsourcing, which was a wholly-owned subsidiary of the Parent that has been sold; (d) Pension Resources, Inc., which is a shell entity owned by the Company that will be dissolved prior to Closing; and (e) Provident Mortgage Services, Inc., which is a shell entity owned by the Company that will be dissolved prior to Closing.

“Related Party,” with respect to any specified Person, means:  (a) any Affiliate of such specified Person, or any director, executive officer, general partner or managing member of such Affiliate; (b) any Person who serves or within the past two years has served as a director, executive officer, partner, member or in a similar capacity of such specified Person; (c) any Immediate Family member of a Person described in clause (b); or (d) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s Immediate Family, more than 15% of the outstanding equity or ownership interests of such specified Person.

“Representative,” with respect to any Person, means such Person’s officers, directors, principals, employees, advisors, auditors, agents, bankers, and other representatives.

“Retained Obligations” means, except to the extent such obligations and liabilities are taken into account in the calculation of Net Working Capital or offset against PSB Assets in the PSB Netting Process, all obligations and liabilities, known or unknown, contingent or definite, relating to the ownership or operation by HRB, the Parent, the Company or their respective Subsidiaries of any businesses and operations not conducted by the Targets as of the Closing Date, including:  (a) RSM Equico, Inc., a Delaware corporation, and its subsidiaries and the businesses and operations thereof; (b) RSM McGladrey Employer Services, Inc., a Delaware corporation, and its subsidiaries and the businesses and operations thereof; (c) RSM McGladrey Insurance Services, Inc., a Delaware corporation and its subsidiaries and the business and operations thereof; (d) the Excluded Assets; and (e) the Previously Sold Businesses.  With respect to American Express Tax and Business Services and RSM McGladrey TBS, LLC, “Retained Obligations” (i) shall include only liabilities arising from sold or discontinued business operations, including matters arising out of the letter dated September 13, 1999 from Jack Lawless and Maurice Gordon of American Express Tax and Business Services to Kenneth Hartstein of ECI Pension Services, L.L.C. and those matters identified as “Retained Obligations” on Schedule 3.9 and (ii) shall not include any other liabilities or obligations.

“Sales of Client Lists” means all sales by any of the Targets prior to Closing of only specific client relationships or client lists and not involving the sale of a business operation and any amounts receivable in respect of the settlement or release of individual non-solicitation, non-competition and similar individual restrictive covenants with current or former employees of the Targets.  Sales of Client Lists shall include the sale of clients to J.H. Cohn.

“SEC” means the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Note” means that promissory note substantially in the form of Exhibit B issued by the Acquiror payable to Parent in a principal amount equal to the Accounts Amount.

“Severance Obligations” means all severance obligations including any and all Taxes required to be paid and the reimbursement of or cost of coverage for any and all medical, dental, life and other welfare benefits.

“Software” means computer software programs and software systems, including databases, compilations, tool sets, compilers, higher level or “proprietary” languages and related documentation and materials, whether in source code, object code or human readable form.

“Solutions JVs” means CFS McGladrey, LLC, a Massachusetts limited liability company, Creative Financial Staffing of Western Washington, LLC, a Massachusetts limited liability company, Creative Financial Staffing of Portland, LLC, a Massachusetts limited liability company, Creative Financial Staffing of San Francisco, LLC, a Massachusetts limited liability company, Creative Financial Staffing of Bakersfield, LLC, a Massachusetts limited liability company and Creative Financial Staffing of Houston, LLC, a Massachusetts limited liability company.

“Subsidiary” means, with respect to any Person, any other Person Controlled by such first Person, directly or indirectly, through one or more intermediaries.

“Target Net Working Capital” means Eighty Million Dollars ($80,000,000.00).

“Targets” means the Company, Solutions, Birchtree Financial Services, Inc., an Oklahoma corporation (“Birchtree Financial”), Birchtree Insurance Agency, Inc., a Missouri corporation, and FM Business Services, Inc., a Delaware corporation (“FM Business”).

“Tax” or “Taxes” means (i) any federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, value-added, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, real property, personal property, windfall profits, environmental (including taxes under Code §59A), customs, duties, capital stock, social security (or similar), unemployment, disability, alternative or add-on minimum, estimated or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto imposed by any Governmental Authority, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the tax liability of any other Person and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of entities that files or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax Sharing Arrangement), as a result of being a transferee or successor, or otherwise.

“Tax Return” means any return, declaration, report, filing, claim for refund, statement or information return or attachment thereto or amendment thereof.

“Tax Sharing Arrangement” shall mean any written or unwritten agreement or arrangement providing for the allocation or payment of Tax liabilities or payment for Tax benefits between or among members of any group of entities that files or has filed Tax Returns on a combined, consolidated or unitary basis.

“Trademark Agreement” means the Amended and Restated Trademark Assignment and Joint Ownership Agreement, dated as of February 3, 2010, between RSM McGladrey, Inc. and McGladrey & Pullen, LLP.

“Transaction Documents” means this Agreement, the Seller Note, the Transition Services Agreement, and any other agreement, instrument, or other document delivered by the parties hereto in connection with the Transactions.

“Transactions” means all transactions contemplated by this Agreement, including without limitation the Conversions, the Contribution, the Excluded Asset Transfer and the Merger.

“Transition Services Agreement” means an agreement substantially in the form of Exhibit C, pursuant to which the Parent or its Affiliates, as the case may be, will provide certain transition services in support of the business of the Surviving Company during a transition period after the Closing on the terms and conditions set forth therein.

“WARN Act” means, collectively, the Workers Adjustment and Retraining Notification Act and any and all comparable state, local and other Laws, each as amended from time to time, and any regulations, rules or guidelines issued pursuant thereto.

Section 1.2 Table of Definitions.  The following terms have the meanings set forth in the Sections referenced below:

Definition	Location
Acquiror	Preamble
Acquiror Indemnified Parties	8.2
Acquisition Proposal	5.2
April Financial Statements	3.6(a)
Agreement	Preamble
Allocation	2.10
Antitrust Authority	5.5(a)
Antitrust Filings	5.5(a)
Audit Practice	Recitals
Basket Limitation	8.6(a)
Birchtree Financial	1.1
Broker-Dealer Activities	3.22(a)
Certificate of Merger	2.3(b)
Change in Control Participants	5.7(c)
Change in Control Schedule	5.7(c)
Change in Control Participant Payments	5.7(c)
Client Agreements	3.20(a)
Closing	2.3(a)
Closing Date	2.3(a)
Company Conversion	Recitals
Contribution	Recitals
Conversion	Recitals
Code	3.10(b)
Company	Preamble
Copyrights	1.1
December Closing Schedule	2.14
Disclosure Schedule	Article III
DOJ	5.5(a)
Effective Time	2.3(b)
ERISA	3.10(a)(i)
Excluded Asset Call Letter	5.10
Excluded Asset Transfer	5.10
Excluded Plans	3.10
Executive Potential Terminees	5.7(b)

Financial Statements	3.6(a)
Financing	5.15
FINRA	3.22(a)
FINRA Rules	3.22(a)
FIRPTA	3.16(a)
FM Business	1.1
Forward Looking Statements	4.8
FTC	5.5(a)
HRB Deferred Compensation Plans	5.7(c)
HRB	Preamble
HRB Indemnified Parties	8.3
HSR Act	3.3(b)
Indemnified Party	8.4(a)
Indemnifying Party	8.4(a)
Independent Accountants	2.9(b)
Investment Advisory Contract	1.1
IRS	3.10(b)
IT Systems	3.15(a)
July Financial Statements	3.6(a)
Leases	3.13(b)
Legal Privilege	5.5(b)
LLC Interest	2.1
Losses	8.2
Marks	1.1
Merger	Recitals
Negative Consent Contracts	5.20
Officer’s Certificate	8.4(a)
Outside Date	9.1(c)
Owned Software	3.14(g)
Parent	Preamble
Patents	1.1
Permitted Encumbrances	3.12(a)
Plans	3.10(a)(i)
Pre-Closing Tax Returns	6.5
Producer	3.23(a)
PSB Assets	2.11
PSB Liabilities	2.11
PSB Netting Process	2.11
Reserves	3.6(d)
Retained Employees	5.7(a)
Service Providers	3.24(f)
Severance Obligations	1.1
Solutions	Recitals
Solutions Conversion	Recitals
Straddle Period	6.4

Sub	Preamble
Surviving Company	2.2
Target Data	3.15(b)
Target Agreements	3.21(a)
Target Insurance Policies	3.18
Third Party Claim	8.5(a)
Trade Secrets	1.1

ARTICLE II
THE CONVERSIONS, CONTRIBUTION, AND MERGER

Section 2.1 Conversions, Contribution, and Dissolutions.  The Parent shall (a) prior to the Closing Date cause each of the Conversions to be effective by filing the Certificate of Conversion in the applicable state of incorporation of the Target, (b) prior to the Closing Date file a certificate of dissolution or cancellation with the applicable Secretary of State for each of the entities included in the Dissolutions; and (c) not earlier than the day following the day of effectiveness of each of the Conversions, cause the Contribution to be effective.  As a result of the Conversions and the Contribution, the Parent shall own all of the issued and outstanding limited liability company interests in the Company (the “LLC Interest”), and the Company shall own all the issued and outstanding limited liability company interests in Solutions.  Each of the Conversions shall be effected pursuant to a certificate of conversion substantially in the applicable form set forth in Exhibit D and a certificate of formation substantially in the applicable form set forth in Exhibit E, and the sole member of each of the entities converted in connection with the Conversions shall adopt a limited liability company agreement substantially in the applicable form set forth in Exhibit F immediately following such Conversion.

Section 2.2 The Merger.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time and in accordance with Delaware Law, the Sub shall be merged with and into the Company whereupon (a) the separate existence of the Sub shall cease, (b) the Company shall be the surviving limited liability company in the Merger (the “Surviving Company”) and shall continue its limited liability company existence under the Delaware Law as a wholly owned Subsidiary of the Acquiror, and (c) the Merger shall have such other effects as are set forth in Section 2.4.

Section 2.3 Closing; Effective Time.

(a) The closing of the Merger (the “Closing”) shall take place at the offices of Husch Blackwell LLP, 4801 Main Street, Suite 1000, Kansas City, Missouri 64112, at 10:00 A.M., local time, on the second (2nd) Business Day following the satisfaction, or to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VII (other than such conditions as may, by their terms, only be satisfied at the Closing), provided, that, in the event that the second Business Day following such satisfaction or waiver of conditions falls on a date on or prior to November 30, 2011, then the Closing shall occur on November 30, 2011 (a “November 30 Closing”); and provided further that in the event that the second Business Day following such satisfaction or waiver of conditions falls on a date after November 30, 2011 and on or prior to December 6, 2011, then the Closing shall occur on

December 6, 2011 (a Closing on or after December 6, 2011 is referred to herein as a “December Closing”).  Notwithstanding the foregoing, the Acquiror may elect, on one or more occasions, to delay the Closing to any date prior to the twentieth (20th) calendar day after the date that the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VII occurs (other than such conditions as may, by their terms, only be satisfied at the Closing), except that the Acquiror may not, in any event, elect to delay the Closing beyond the Outside Date.  The day on which the Closing takes place is referred to as the “Closing Date.”

(b) Subject to the provisions of this Agreement, at the Closing, Parent will cause a certificate of merger substantially in the form of Exhibit G (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law.  The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as the parties shall agree and as shall be specified in the Certificate of Merger.  The date and time when the Merger shall become effective is herein referred to as the “Effective Time.”

Section 2.4 Effects of the Merger.  Except as specifically provided herein, the Merger shall have the effects set forth in the applicable provisions of Delaware Law.  Without limiting the generality of the foregoing, except as specifically provided herein, at the Effective Time all the property, rights, privileges, immunities, powers and franchises of the Company and the Sub shall be vested in the Surviving Company, and all debts, obligations, liabilities and duties, known or unknown, contingent or definite, of the Company and the Sub shall become the debts, obligations, liabilities and duties of the Surviving Company.

Section 2.5 Certificate of Formation and Limited Liability Company Agreement.  From and after the Effective Time, (a) the certificate of formation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Company until amended in accordance with the provisions thereof and applicable Law and (b) the limited liability company agreement of the Sub, as in effect immediately prior to the Effective Time, shall be the limited liability company agreement of the Surviving Company until amended in accordance with the provisions thereof and applicable Law.

Section 2.6 Subsequent Actions.  If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either the Company or the Sub acquired or to be acquired by the Surviving Company as a result of or in connection with the Merger or otherwise to carry out this Agreement, the authorized agents of the Surviving Company shall be authorized to execute and deliver, in the name of and on behalf of either the Company or the Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such entities or otherwise, all such other actions and things as may be necessary to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

Section 2.7 Conversion of LLC Interest.  Upon the terms and subject to conditions set forth herein, at the Effective Time and in accordance with Delaware Law, by virtue of the Merger and without any further action on the part of the Acquiror, the Sub, the Company or the Parent:

(a) The limited liability company interest in the Sub issued and outstanding immediately prior to the Effective Time shall be converted into all of the outstanding limited liability company interest in the Surviving Company; and

(b) The LLC Interest issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration upon the terms and subject to the conditions set forth herein.  The Merger Consideration shall be adjusted following the Closing pursuant to Section 2.9 below.

Section 2.8 Payment for LLC Interest; Deliveries at the Closing.  At the Closing, subject to the terms and conditions set forth in this Agreement:

(a) the Acquiror shall:

(i) pay to the Parent, by wire transfer of immediately available U.S. funds to a bank account designated by the Parent, the Closing Payment;

(ii) deliver to the Parent the Seller Note duly executed by authorized officers of Acquiror and the Sub;

(iii) deliver to the Parent the Transition Services Agreement duly executed by authorized officers of the Acquiror and the Sub; and

(iv) deliver to the Parent a certificate signed by a duly authorized officer, which states that the clauses set forth in Section 7.2(a) are true and correct as of the Closing Date.

(b) the Parent shall deliver to the Acquiror:

(i) a certificate signed by a duly authorized officer, which states that the clauses set forth in Section 7.3(a) are true and correct as of the Closing Date;

(ii) the Transition Services Agreement duly executed by authorized officers of the Parent and/or its Affiliates, as applicable;

(iii) certificates representing all of the equity interests in the Targets;

(iv) for each of the Conversions, a certificate of conversion, a certificate of formation, and a limited liability company agreement;

(v) a certification of non-foreign status of Parent, in form and substance reasonably satisfactory to Acquiror, in accordance with Treasury Regulation § 1.1445-2(b), with respect to which Acquiror shall not have actual knowledge that such certification is false and shall not have received a notice that such certification is false pursuant to Treasury Regulation § 1.1445-4;

(vi) transfer tax declarations for the Leased Real Property, if applicable, duly executed by an authorized officer in a form reasonably acceptable to Acquiror; and

(vii) the Excluded Asset Call Letter.

Section 2.9 Merger Consideration Adjustment.

Following Closing, the Merger Consideration shall be adjusted in the following manner:

(a) Within thirty (30) days after the Closing Date, the Acquiror shall prepare and deliver to the Parent a calculation of the Final Net Working Capital.  If, within thirty (30) days following delivery of the Final Net Working Capital calculation, the Parent has not provided the Acquiror with written notice of objection to the Final Net Working Capital calculation (that shall state the basis of the Parent’s objection), then the Final Net Working Capital calculation shall be conclusive and binding on the Acquiror and the Parent.  If the Target Net Working Capital exceeds the Final Net Working Capital, as finally determined pursuant to this Section 2.9 (including, without limitation, the resolution of any notice of objection as set forth in (b) below), HRB shall, or shall cause Parent to, pay to the Acquiror such excess within five (5) Business Days of such final determination.  Alternatively, if the Final Net Working Capital, as finally determined pursuant to this Section 2.9 (including, without limitation, the resolution of any notice of objection as set forth in (b) below) exceeds the Target Net Working Capital, the Acquiror shall pay to the Parent the amount of such excess within five (5) Business Days of such final determination.

(b) If the Parent delivers to the Acquiror a notice of objection to the Final Net Working Capital calculation within thirty (30) days of receipt, and if the Acquiror and the Parent fail to resolve the issues outstanding with respect to the Final Net Working Capital calculation within thirty (30) days (or such longer period as the Parent and the Acquiror may agree) of delivery of the Parent’s objection notice, the Parent and the Acquiror shall submit, within thirty (30) days of the delivery of the Parent’s objection notice (or within thirty (30) days of the expiration of any longer period as to which the Parent and the Acquiror may agree, as contemplated above), the Final Net Working Capital calculation to KPMG LLP (or such other nationally recognized firm of independent certified public accountants with nationwide audit, accounting and valuation practices as to which the Acquiror and the Parent agree in writing) (the “Independent Accountants”) in order that such Independent Accountants may determine the Final Net Working Capital on a basis consistent with the July Financial Statements and the Net Working Capital Schedule.

(c) If the Final Net Working Capital calculation is submitted to the Independent Accountants, (i) the Parent and the Acquiror shall furnish or cause to be furnished to the Independent Accountants such work papers and other documents and information as the Independent Accountants may reasonably request and are available to that party or its agents and shall be afforded the opportunity to present to the Independent Accountants any material relating to the Final Net Working Capital calculation and to discuss the Final Net Working Capital calculation with the Independent Accountants; (ii) the determination of the Final Net Working Capital by the Independent Accountants, as set forth in a notice to be delivered to both the Parent and the Acquiror within thirty (30) days of the submission of the Final Net Working Capital calculation to the Independent Accountants, shall be final, conclusive and binding on the parties; and (iii) the Acquiror and HRB will each bear one-half of the fees and costs of the Independent Accountants for such determination.

Section 2.10 Allocation of Merger Consideration.  The Parent will prepare an allocation of the Merger Consideration (increased to reflect any liabilities properly taken into account for federal income tax purposes) among the assets of the Targets in accordance with the principles set forth in Schedule 2.10 and Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Allocation”).  The Parent shall deliver the Allocation to the Acquiror within sixty (60) Business Days following the determination of the Final Net Working Capital.  The Parent and the Acquiror will prepare all forms, attachments and schedules, including IRS Form 8594, and any similar forms under applicable state and local Tax laws in a manner consistent with the Allocation.  The Parent and the Acquiror will, and will cause their relevant Affiliates to, timely file such forms with the applicable Governmental Authorities.  None of the Parent, the Company, or the Acquiror will take any Tax position inconsistent with the Allocation.

Section 2.11 Post-Closing Collection, Payment and Netting Process for Certain Assets and Liabilities for Previously Sold Businesses and Retained Obligations.  Exhibit  H sets forth certain assets and liabilities that are included in the accounting books and records of the Targets that relate to the Previously Sold Businesses or the Retained Obligations, and the amounts of those assets and liabilities currently recorded on the accounting books and records of the Targets.  In addition to the specific items set forth on Exhibit H, other assets and liabilities that relate to the Previously Sold Businesses or the Retained Obligations may be collected or paid, as the case may be, by the Targets from time to time after the Closing.  All of the assets set forth on Exhibit H and all of the other assets that relate to the Previously Sold Businesses or the Retained Obligations that are collected by the Targets after the Closing (collectively, the “PSB Assets”) shall be for the benefit of the Parent and subject to this Section 2.11, and all of the liabilities set forth on Exhibit H and all of the other liabilities that relate to the Previously Sold Businesses or the Retained Obligations that are paid by the Targets after the Closing (collectively, the “PSB Liabilities”) shall be for the burden of the Parent and subject to this Section 2.11.  The parties agree that no later than 10:00 A.M. Chicago time on November 28, 2011, an updated Exhibit H shall be prepared by the Parent and approved by the Acquiror, which shall set forth the amount included on the books and records of the Targets for each PSB Asset and PSB Liability as of November 30, 2011, but the parties acknowledge that the amounts recorded in the books and records of the Targets and set forth on Exhibit H, as of the date hereof and as updated, generally reflect an estimate of the actual amount that will be collected or paid with respect to each item and the actual amounts will likely vary from the amounts recorded.  After the Closing, the Company shall, and the Acquiror shall cause the Company (or any other Target to the extent necessary) to, use commercially reasonable efforts consistent with past practices to continue to bill and collect all accounts receivable, work in progress and other items included in the PSB Assets and continue to pay all accounts payable, accrued expenses and other items included in the PSB Liabilities, each as set forth in the updated Exhibit H.  Any amounts paid with respect to

PSB Liabilities shall be netted against any amounts received with respect to PSB Assets on a quarterly basis.  Within five Business Days following the end of each fiscal quarter, the Company shall notify the Parent of the amounts received during the previous fiscal quarter and the amounts paid.  Within ten Business Days following the end of each fiscal quarter (a) if amounts received during the previous fiscal quarter exceeded amounts paid, the Company shall remit the net balance to the Parent, or (b) if the amounts paid exceeded amounts received, the Parent shall reimburse the Company for the amount by which amounts so paid exceeded amounts received (the “PSB Netting Process”).  The foregoing PSB Netting Process will commence with the partial fiscal quarter beginning as of December 1, 2011 and ending as of January 31, 2012 and for subsequent full fiscal quarters beginning as of February 1, 2012.  The parties agree to treat all payments made pursuant to this Section as adjustments to the Merger Consideration for federal, state, local and foreign income tax purposes unless a contrary treatment is required under applicable Law.  If requested by the Parent, the Company shall, and the Acquiror shall cause the Company (or any other Target to the extent necessary), to provide such cooperation as the Parent shall reasonably request with respect to collection of any PSB Asset or protesting any PSB Liability, including serving as, or joining as, a plaintiff or defendant in any such Action, provided, however, that any such Action shall be conducted at the Parent’s sole cost and expense.  None of the Targets shall institute any Action to collect any PSB Asset without the Parent’s prior written consent.

Section 2.12 Cash Protection Safeguards.  In the event of a December Closing, from and after December 1, 2011 and through the Closing Date, (a) the Parent shall direct the Targets to only make cash expenditures in the ordinary course of business consistent with past practice and shall direct the Company and Solutions not to authorize any cash dividends or distributions to the Parent; and (b) the Acquiror shall have the right to supervise and approve all cash expenditures made by any Target in excess of $1,000,000.

Section 2.13 Certain November 30 Closing Procedures.  (a)  In the event of a November 30 Closing, the Parent shall deliver in writing to the Acquiror, no later than 10:00 A.M. Chicago time on November 28, 2011, Parent’s reasonable good faith estimates of the Closing Date Cash and Cash Equivalents and the Accounts Amount.  The Acquiror shall use such estimates for purposes of determining the Closing Payment to be made on November 30, 2011 and the amount of the Seller Note.  Within thirty (30) days after the Closing Date, the Acquiror shall prepare and deliver to the Parent its determination of the actual Closing Date Cash and Cash Equivalents and the actual Accounts Amount.  If, within thirty (30) days following delivery of the Acquiror’s determination of such number, the Parent has not provided the Acquiror with written notice of objection to such number (that shall state the basis of the Parent’s objection), then the Acquiror’s determination of the Closing Date Cash and Cash Equivalents and the Accounts Amount shall be conclusive and binding on the Acquiror and the Parent.  If the actual Closing Date Cash and Cash Equivalents, as finally determined pursuant to this Section 2.13 (including, without limitation, the resolution of any notice of objection as set forth below), exceeds the estimated Closing Date Cash and Cash Equivalents delivered by Parent, Acquiror shall pay Parent the amount of such excess within five (5) Business Days of such determination.  Alternatively, if the actual Closing Date Cash and Cash Equivalents, as finally determined pursuant to this Section 2.13 (including, without limitation, the resolution of any notice of objection as set forth below) is less than the estimated Closing Date Cash and Cash Equivalents delivered by Parent, then HRB shall, or shall cause Parent to, pay to the Acquiror such deficiency within five (5) Business Days of such final determination.  If the actual Accounts Amount, as finally determined pursuant to this Section 2.13 (including, without limitation, the resolution of any notice of objection as set forth below), exceeds the estimated Accounts Amount delivered by the Parent, the Acquiror shall pay the Parent the amount of such excess within five (5) Business Days of such determination.  Alternatively, if the actual Accounts Amount, as finally determined pursuant to this Section 2.13 (including, without limitation, the resolution of any notice of objection as set forth below), is less than the estimated Accounts Amount delivered by the Parent, then HRB shall, or shall cause the Parent to, pay to the Acquiror such deficiency within five (5) Business Days of such final determination.

(b)  If the Parent delivers to the Acquiror a notice of objection to the Acquiror’s determination of the Closing Date Cash and Cash Equivalents or the Accounts Amount within thirty (30) days of receipt, and if the Acquiror and the Parent fail to resolve the issues outstanding with respect to such number within thirty (30) days (or such longer period as the Parent and the Acquiror may agree) of delivery of the Parent’s objection notice, the Parent and the Acquiror shall submit, within thirty (30) days of the delivery of the Parent’s objection notice (or within thirty (30) days of the expiration of any longer period as to which the Parent and the Acquiror may agree, as contemplated above), the calculation of the Closing Date Cash and Cash Equivalents or the Accounts Amount, as applicable, to the Independent Accountants in order that such Independent Accountants may determine the Closing Date Cash and Cash Equivalents or the Accounts Amount, as applicable, on a basis consistent with the July Financial Statements.

(c)  If the calculation of the Closing Date Cash and Cash Equivalents or the Accounts Amount, as applicable,  is submitted to the Independent Accountants, (i) the Parent and the Acquiror shall furnish or cause to be furnished to the Independent Accountants such work papers and other documents and information as the Independent Accountants may reasonably request and are available to that party or its agents and shall be afforded the opportunity to present to the Independent Accountants any material relating to the calculation and to discuss the calculation with the Independent Accountants; (ii) the determination of the Closing Date Cash and Cash Equivalents or the Accounts Amount, as applicable, by the Independent Accountants, as set forth in a notice to be delivered to both the Parent and the Acquiror within thirty (30) days of the submission of the calculation to the Independent Accountants, shall be final, conclusive and binding on the parties; and (iii) the Acquiror and HRB will each bear one-half of the fees and costs of the Independent Accountants for such determination.

Section 2.14 Certain December Closing Procedures.  In the event that the Closing does not occur on November 30, 2011, the parties shall comply with the following procedures:

(a) The Parent shall deliver in writing to the Acquiror, no later than 10:00 A.M. Chicago time on December 5, 2011, a schedule setting forth the Closing Date Cash and Cash Equivalents and the Accounts Amount (the “December Closing Schedule”).  The Acquiror shall use the December Closing Schedule for purposes of determining the Closing Payment to be made at the December Closing and the amount of the Seller Note.  If, within thirty (30) days following the date of a December Closing, the Acquiror has not provided the Parent with written notice of objection to the December Closing Schedule (that shall state the basis of the Acquiror’s objection), then the Closing Date Cash and Cash Equivalents and the Accounts Amount set forth on the December Closing Schedule shall be conclusive and binding on the Acquiror and the Parent.

(b)  If the Acquiror delivers to the Parent a notice of objection to the December Closing Schedule within thirty (30) days of the date of a December Closing, and if the Acquiror and the Parent fail to resolve the issues outstanding with respect to such objection within thirty (30) days (or such longer period as the Parent and the Acquiror may agree) of delivery of the Acquiror’s objection notice, the Parent and the Acquiror shall submit, within thirty (30) days of the delivery of the Acquiror’s objection notice (or within thirty (30) days of the expiration of any longer period as to which the Parent and the Acquiror may agree, as contemplated above), the calculation of the Closing Date Cash and Cash Equivalents or the Accounts Amount, as applicable, to the Independent Accountants in order that such Independent Accountants may determine the Closing Date Cash and Cash Equivalents or the Accounts Amount, as applicable, on a basis consistent with the July Financial Statements.

(c)  If the calculation of the Closing Date Cash and Cash Equivalents or the Accounts Amount, as applicable, is submitted to the Independent Accountants, (i) the Parent and the Acquiror shall furnish or cause to be furnished to the Independent Accountants such work papers and other documents and information as the Independent Accountants may reasonably request and are available to that party or its agents and shall be afforded the opportunity to present to the Independent Accountants any material relating to the calculation and to discuss the calculation with the Independent Accountants; (ii) the determination of the Closing Date Cash and Cash Equivalents or the Accounts Amount, as applicable, by the Independent Accountants, as set forth in a notice to be delivered to both the Parent and the Acquiror within thirty (30) days of the submission of the calculation to the Independent Accountants, shall be final, conclusive and binding on the parties; and (iii) the Acquiror and HRB will each bear one-half of the fees and costs of the Independent Accountants for such determination.

(d)  If the Closing Date Cash and Cash Equivalents, as finally determined pursuant to this Section 2.14 (including, without limitation, the resolution of any notice of objection as set forth above), exceeds the Closing Date Cash and Cash Equivalents set forth in the December Closing Schedule, Acquiror shall pay Parent the amount of such excess within five (5) Business Days of such determination.  Alternatively, if the Closing Date Cash and Cash Equivalents, as finally determined pursuant to this Section 2.14 (including, without limitation, the resolution of any notice of objection as set forth below) is less than the Closing Date Cash and Cash Equivalents set forth in the December Closing Schedule, then HRB shall, or shall cause Parent to, pay to the Acquiror such deficiency within five (5) Business Days of such final determination.  If the Accounts Amount, as finally determined pursuant to this Section 2.14 (including, without limitation, the resolution of any notice of objection as set forth above), exceeds the Accounts Amount set forth in the December Closing Schedule, the Acquiror shall pay the Parent the amount of such excess within five (5) Business Days of such determination.  Alternatively, if the Accounts Amount, as finally determined pursuant to this Section 2.14 (including, without limitation, the resolution of any notice of objection as set forth below) is less than the Accounts Amount set forth in the December Closing Schedule, then HRB shall, or shall cause the Parent to, pay to the Acquiror such deficiency within five (5) Business Days of such final determination.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PARENT

Except as set forth in the corresponding sections or subsections of the Disclosure Schedule attached hereto (collectively, the “Disclosure Schedule”) (each of which shall qualify the specifically identified Sections or subsections hereof to which such Disclosure Schedule relates and any other Sections or subsections to the extent it is readily apparent from the face of such disclosure that such disclosure is applicable to such other Sections or subsections), the Parent hereby represents and warrants to the Acquiror and the Sub as follows:

Section 3.1 Organization and Qualification.

(a) Each of the Targets and, to the Parent’s Knowledge, each of the Joint Ventures (i) is either a limited liability company or corporation duly incorporated or organized, as the case may be, validly existing and in good standing under the laws of the jurisdiction of its formation as set forth in Schedule 3.1(a) of the Disclosure Schedule, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (iii) is duly qualified or licensed as either a foreign limited liability company or foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect.

(b) The Parent has heretofore furnished or made available to the Acquiror a complete and correct copy of the Organizational Documents, each as amended to date, of the Targets and the Joint Ventures and upon the Conversions, will furnish or make available the Organizational Documents of the converted entities.  None of the Targets and, to the Parent’s Knowledge, none of the Joint Ventures is in violation of any of the provisions of its Organizational Documents.

Section 3.2 Authority.  The Company has full corporate power and authority to execute and deliver this Agreement and at the Closing will have full limited liability company power and authority to perform its obligations hereunder.  The Parent has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions.  HRB has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery by HRB, the Company and the Parent of this Agreement and the consummation of the Transactions have been duly and validly authorized by the board of directors of HRB, the Company and the Parent, respectively.  The Parent, following the Conversions and the Contribution, as the sole member of the Company, will approve this Agreement and the Merger by duly adopted resolutions.  Except for the Conversions, the Contribution and the Excluded Asset Transfer, no other proceedings on the part of HRB, the Parent or the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions.  This Agreement has been duly and validly executed and delivered by HRB, the Parent and the Company.  This Agreement constitutes the legal, valid and binding obligations of HRB, the Parent and the Company, enforceable against them in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 3.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by each of HRB, the Parent and the Company of this Agreement, and the consummation of the Transactions, do not and will not:

(i) conflict with or violate the Organizational Documents of the Targets or the Joint Ventures;

(ii) assuming the filings described in (b) below have been made, conflict with or violate any Law applicable to HRB, the Parent or the Targets or by which any property or asset of HRB, the Parent or the Targets is bound or affected; or

(iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or require any consent of any Person pursuant to, any material note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other Contract to which HRB, the Parent or the Targets is a party or by which HRB, the Parent or the Targets or any of their respective properties, assets or rights are bound or affected;

except in the case of clauses (ii) and (iii), as to matters that would not, individually or in the aggregate, have a Material Adverse Effect.

(b) None of HRB, the Parent or the Targets are required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance of this Agreement and each of the other Transaction Documents to which it will be a party or the consummation of the transactions contemplated hereby or thereby, except for (i) any filings required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) all filings required with the applicable Secretaries of State to complete the Conversions, (iii) all filings with applicable state agencies to complete the Dissolutions, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (v) the filings, approvals and consents listed in Schedule 3.3(b) of the Disclosure Schedule.

Section 3.4 Capitalization.  All of the equity or ownership interests in the Targets are held by the Parent or a Target, free and clear of any Encumbrance.  Schedule 3.4 of the Disclosure Schedule sets forth, for each of the Targets the amount of its authorized capital stock or other equity or ownership interest, the amount of its outstanding capital stock or other equity or ownership interest and the record and beneficial owners of its outstanding capital stock or other equity or ownership interest, with respect to before and after the Conversions and the Contribution, respectively.  None of the Targets has issued or agreed to issue any:  (a) share of capital stock or other equity or ownership interest; (b) option, warrant or interest convertible into or exchangeable or exercisable for the purchase of shares of capital stock or other equity or ownership interests; (c) stock appreciation right, phantom stock, interest in the ownership or earnings of the Targets or other equity equivalent or equity-based award or right; or (d) bond, debenture or other indebtedness having the right to vote or convertible or exchangeable for securities having the right to vote.  Except for rights granted to the Acquiror and the Sub under this Agreement, there are no outstanding obligations of the Targets to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of, or that restrict the transfer of, the issued or unissued capital stock or other equity or ownership interests of the Targets.  Immediately following the Transactions, Acquiror will hold, directly or indirectly, all of the equity of Targets, free and clear of any Encumbrances.

Section 3.5 Equity Interests.  Other than as set forth on Schedule 3.5 of the Disclosure Schedule, the Targets do not directly or indirectly own any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in, or assume any liability or obligation of, any Person.  Schedule 3.5 of the Disclosure Schedule sets forth, for each of the Joint Ventures, the amount of its authorized capital stock or other equity interest, the amount of its outstanding capital stock or other equity interest and the record and beneficial owners of its outstanding capital stock or other equity or ownership interest.

Section 3.6 Financial Statements; No Undisclosed Liabilities.

(a) Schedule 3.6 of the Disclosure Schedule contains a true and complete copy of the unaudited consolidated balance sheet of the Parent and its Subsidiaries as of April 30, 2011, and the related unaudited consolidated statements of income, retained earnings, members’ equity and changes in financial position of the Parent and its Subsidiaries for the fiscal year ended April 30, 2011 (the “April Financial Statements”) and a true and complete copy of the unaudited consolidated balance sheet of the Targets as of the Balance Sheet Date, and the related unaudited consolidated statements of income, retained earnings, members’ equity and changes in financial position of the Targets for the three months ended July 31, 2011 (the “July Financial Statements” and collectively with the April Financial Statements, the “Financial Statements”).  The April Financial Statements:  (i) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Parent and its Subsidiaries; (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except for the lack of notes and customary year-end adjustments; and (iii) fairly present in all material respects the consolidated financial condition, results of operations and cash flows of the Parent and its Subsidiaries as of the date thereof and for the periods indicated, except for the lack of notes and customary year-end adjustments.  The July Financial Statements:  (i) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Targets; (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except for the lack of notes and customary year-end adjustments; and (iii) fairly present in all material respects the consolidated financial condition, results of operations and cash flows of the Targets as of the date thereof and for the periods indicated, except for the lack of notes and customary year-end adjustments.

(b) Except as accrued or reserved against on the Balance Sheet, none of the Targets has any liability or obligation required by GAAP to be reflected in the consolidated balance sheet of the Targets or disclosed in the notes thereto, except for liabilities and obligations, (i) incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet, (ii) incurred as a result of or arising out of the transactions contemplated in this Agreement, or (iii) are immaterial.

(c) The books of account and financial records of the Targets are true and correct in all material respects and have been prepared and are maintained in accordance with sound accounting practices.  The Targets keep books, records and accounts that, in reasonable detail, accurately and fairly reflect in all material respects the transactions and dispositions of assets of the Targets.  There are no significant deficiencies or material weaknesses in the internal control over financial reporting for the Targets.

(d) The work in progress reserves and accounts receivable reserves which are used to account for, and estimate the value of accounts receivable and bad debt expense reflected in the Financial Statements (the “Reserves”) have been established based on the knowledge of the client engagement leaders and were reviewed in the aggregate on a regional basis by regional leaders.  The controller for Parent has reviewed the aggregate Reserves and trend information and made inquiries to regional leaders to further determine the adequacy of the Reserves.  A multi-year review was performed by the controller for Parent in the third and fourth quarter of the fiscal year ending April 30, 2011 and was reviewed with regional leaders to further determine the adequacy of the Reserves.  To the Parent’s Knowledge, Parent has not been made aware of any fact or circumstance which would cause the aggregate accounts receivable reflected in the Financial Statements to not be collectible in the ordinary course of business, net of the Reserves in any material respect.

Section 3.7 Absence of Certain Changes or Events.

(a) To the Parent’s Knowledge, except as disclosed on Schedule 3.7(a) of the Disclosure Schedule, since April 30, 2011 the Targets have conducted their businesses only in the ordinary course consistent with past practice with respect to matters relating to or arising from Client Services.

(b) Since April 30, 2011, except as disclosed on Schedule 3.7(b) of the Disclosure Schedule:  (i) other than with respect to matters relating to or arising from Client Services, the Targets have conducted their businesses only in the ordinary course consistent with past practice; and (ii) none of the Targets has nor, to the Parent’s Knowledge, has any Joint Venture, suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; (iii) none of the Targets has taken, or proposes to take, directly or indirectly, any of the actions listed in Section 5.1(a); (iv) there has been no Material Adverse Effect; and (v) except as may be necessary to effect or reflect the Conversions, the Targets have not prepared or filed any Tax Return inconsistent in any material respect with past practice or, on any such Tax Return, taken any position, made any election, or adopted any method that is inconsistent in any material respect with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods, that would have an adverse effect on the Targets on a going forward basis.

Section 3.8 Compliance with Law; Permits.  Except as set forth on Schedule 3.8 of the Disclosure Schedule, each of the Targets and, to Parent’s Knowledge, each of the Joint Ventures,  is in compliance in all material respects with all Laws applicable to it, other than with respect to matters relating to or arising from Client Services, in regard to which, to the Parent’s Knowledge, each of the Targets is in compliance in all material respects with all Laws applicable to it.  To the Parent’s Knowledge, except as set forth on Schedule 3.8 of the Disclosure Schedule, none of the Targets has received during the past three (3) years any written notice, order, inquiry, investigation, complaint or other communication from any Governmental Authority or any other Person that any of the Targets or any of the Joint Ventures is not in compliance in all material respects with any Law applicable to it.  To the Parent’s Knowledge, since January 1, 2007 through the date hereof, none of the Targets, nor any Joint Venture, nor any of their directors, officers, agents or employees, has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained or (iv) in violation of the U.S. Foreign Corrupt Practices Act or any other anti-bribery or anti-corruption Law.  Each Target and, to the Parent’s Knowledge, each Joint Venture owns, holds or possesses all material licenses, franchises, permits, privileges, immunities, approvals and other authorizations from a Governmental Authority which are necessary to entitle it to own or lease, operate and use its assets and to carry on and conduct the Target’s businesses substantially as currently conducted.  No portion of this Section 3.8 shall apply with respect to Taxes.

Section 3.9 Litigation.  Except as set forth on Schedule 3.9 of the Disclosure Schedule, there is no Action (except for any Actions that could not reasonably be expected to result in a liability or loss to Targets of more than $500,000 individually or in the aggregate) pending against any Target or, to the Parent’s Knowledge, against any Joint Venture or, to the Knowledge of the Parent, threatened in writing against the Targets or any Joint Venture.  Except as set forth on Schedule 3.9 of the Disclosure Schedule, there is no Action pending or, to the Knowledge of the Parent, threatened in writing against HRB, Parent or any Target seeking to prevent, hinder, modify, delay or challenge the Transactions.  There is no outstanding order, writ, judgment, injunction, decree, determination or award by any Governmental Authority that negatively impacts the Targets or any of their respective properties or assets in any material manner or could reasonably be expected to prevent, hinder, modify, delay or challenge the Transactions.

Section 3.10 Employee Benefit Plans.  Attached hereto as Schedule 3.10 is a list of plans that are specifically excluded from all of the representations and warranties set forth in this Article III (the “Excluded Plans”).  Notwithstanding anything to the contrary in this Agreement, the Parent expressly disclaims any representations or warranties of any kind or nature, express or implied, regarding the Excluded Plans.

(a) Schedule 3.10(a) lists:

(i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, commission, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, welfare, severance or other benefit plans, policies, programs or arrangements, and all employment, change in control, retention, termination, severance or other Contracts or agreements (whether or not written) to which any of the Targets is a party or with respect to which any of the Targets could have any liability or obligation or which are maintained, contributed to, are required to be contributed to or sponsored by the Targets for the benefit of any current or former employee, officer or director (or their beneficiaries) of any of the Targets other than the Excluded Plans (the “Plans”);

(ii) each employee benefit plan for which any of the Targets could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated;

(iii) any plan in respect of which any of the Targets could incur liability under Section 4212(c) of ERISA; and

(iv) any Contracts among the Target and any employee, officer or director of any of the Targets, including any Contracts relating in any way to a sale of any of the Targets.

(b) With respect to each Plan, the Company has furnished or made available to the Acquiror a true and complete copy of the plan document (including all amendments), if any, prepared in connection with each such Plan, as well as (i) a copy of the trust or other funding, custodial, insurance or service agreement or arrangement and group annuity Contract, (ii) a summary plan description and summary of material modifications or other written explanation of each such plan provided to participants and beneficiaries, (iii) a written summary of each unwritten Plan, (iv) the three (3) most recently filed Internal Revenue Service (“IRS”) Form 5500s, (v) the three (3) most recently prepared actuarial reports and audited financial statements, (vi) the most recent determination or opinion letter received from the Internal Revenue Service and any governmental advisory opinions, rulings, compliance statements, closing agreement or similar materials specific to such plan and (vii) all correspondence with the IRS, the Department of Labor, the SEC, the Pension Benefit Guaranty Corporation or any other Governmental Authority relating to any outstanding controversy, investigation or audit.  Each actuarial report described in clause (v) of the preceding sentence accurately describes the Plan to which it relates and subsequent to the date of such report there has been no adverse change in the funding status or financial condition of such Plan.  Except as otherwise set forth in this Agreement, none of the Targets has any express or implied commitment (A) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (B) to enter into any Contract to provide compensation or benefits to any individual or (C) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Internal Revenue Code of 1986, as amended (the “Code”).

(c) Each Plan that is intended to be tax-qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service that such Plan is so qualified under the Code, and, to the Parent’s Knowledge, no circumstances exist which might cause such Plan to cease being so qualified.

(d) Except for any Excluded Plan, none of the Targets nor any of their ERISA Affiliates currently maintains, or has at any time maintained, or been required to contribute to or make any payments or has any liability in respect of (i) any Pension Plan; (ii) any “multiemployer plan” (as defined in Section (3)(37) or 4001(a)(3) of ERISA); (iii) any multiple employer plan subject to Section 4063 or 4064 of ERISA; or (iv) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).  None of the Plans provides for the payment of separation, severance, termination or similar type benefits to any Person.  Except as contemplated by Section 5.7 or pursuant to the written terms of a Plan as disclosed pursuant to Section 3.10(b), neither the execution and delivery of this Agreement nor the Transactions hereby will (i) obligate any of the Targets to pay separation, severance, unemployment compensation, golden parachute, termination or similar type benefits to any director, officer or any employee of the Targets; (ii) obligate any of the Targets to make any payment or provide or increase any benefits otherwise payable under any Plan; (iii) result in any acceleration of the time of payment, vesting or funding of any such benefits; or (iv) result in any breach or violation of, or default under, any Plan.  Except pursuant to the written terms of a Plan as disclosed pursuant to Section 3.10(b), none of such Plans provides for or promises retiree medical, disability, life insurance or other welfare benefits to any current or former employee, officer or director of any of the Targets.  Each of the Plans is maintained in the United States and is subject only to the Laws of the United States or a political subdivision thereof.

(e) Each Plan is now and for the past six (6) years prior to the Closing Date has been established, funded, operated, maintained and administered in all material respects in accordance with its terms and the requirements of all applicable Law, including ERISA and the Code.  Each of the Targets has performed in all material respects all obligations set forth in each applicable Plan and required to be performed by it and is not in default under or in material violation under any Plan, nor has any such default or violation by any other party to any Plan occurred.  No Action is pending or, to the Knowledge of the Parent, threatened with respect to any Plan, other than claims for benefits in the ordinary course, and no fact or event exists that would give rise to any such Action that would be material.

(f) There has not been any non-exempt prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, with respect to any Plan that would reasonably be expected to result in a material penalty, material Tax or any other material liability to the Targets.

(g) All contributions, premiums, fees, reimbursements, accruals, administrative expenses or payments required by the Plan to be made with respect to any Plan have been timely made in full, including, but not limited to, the timely depositing of all amounts withheld from employees for pension, welfare or other benefits into the appropriate trusts or accounts, and adequate accruals have been provided for in the books and records of the Targets for all other contributions or amounts required by any such Plans.  No contribution, premium payment or other payment has been made in support of any Plan that is in excess of the allocable deduction for Federal income tax purposes for the year with respect to which the contribution was made (whether under Section 280G, Section 404, Section 419, Section 419A of the Code or otherwise).  No deduction for such contributions has been challenged or disallowed by any Governmental Authority.  As of the Closing Date, no Plan that is subject to Title IV of ERISA will have an “unfunded benefit liability” within the meaning of Section 4001(a)(18) of ERISA.

(h) None of the Parent or the Targets has received any written notice that any Plan or any related trust or other funding medium thereunder or any fiduciary thereof is the subject of an audit, investigation or examination by any Governmental Authority.

(i) None of the Targets or their ERISA Affiliates maintain any Plan which is a “group health plan,” as such term is defined in Section 5000(b)(1) of the Code, that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601 of ERISA, Section 4980B(b) of the Code and the applicable provisions of the Health Insurance Portability and Accountability Act of 1986, as amended.

(j) With respect to each Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and is subject to Section 409A of the Code, (i) the written terms of such plan have at all times since January 1, 2009 been in compliance, and (ii) such plan has, at all times while subject to Section 409A of the Code, been operated in compliance, with Section 409A of the Code and all applicable guidance thereunder in all material respects.

Section 3.11 Labor and Employment Matters.

(a) The Targets have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Targets and are not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any applicable Law relating to the employment of labor.  The Targets have paid in full to all their respective employees or adequately accrued in accordance with GAAP for all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees.

(b) Except as set forth on Schedule 3.11(b) of the Disclosure Schedule, none of the Targets and, to the Parent’s Knowledge, none of the Joint Ventures is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.  Except as set forth on Schedule 3.11(b) of the Disclosure Schedule, the Targets and, to the Parent’s Knowledge, the Joint Ventures have complied in all material respects with all Laws, rules, and regulations related to employment and employment practices, terms and conditions of employment, wages and hours of work (including all state and federal requirements regarding compensation for time worked, maximum hours of work, child labor restrictions, overtime, meal and rest periods, proper payment of bonuses and commissions, compliant record-keeping practices and timely payment of wages), discrimination in employment, affirmative action obligations, equal employment opportunity, immigration and work authorization, leaves, reasonable accommodations, whistleblower, facility closures and layoffs (including the WARN Act), occupational safety and health, workers’ compensation, unemployment compensation, confidentiality, labor relations and collective bargaining, and are not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing.  Except as set forth on Schedule 3.11(b) of the Disclosure Schedule, none of the Parent or the Targets has received written notice of any, audits, investigations, proceedings, charges, grievances, claims, arbitration, or litigation related to any labor or employment Laws pending against any Target or, to the Parent’s Knowledge, any Joint Venture.

(c) None of the Targets is a party to, bound by, subject to or negotiating any collective bargaining agreement or other similar contract, work rules or practices with any labor union or other similar organization.

Section 3.12 Title to and Condition of Assets.

(a) The Targets have valid title to or a valid leasehold interest in all of their assets, including all of the assets reflected on the Balance Sheet or acquired in the ordinary course of business since July 31, 2011, except those sold or otherwise disposed of since July 31, 2011 in the ordinary course of business consistent with past practice.  None of the assets owned or leased by the Targets is subject to any Encumbrance, other than (i) liens for current taxes and assessments not due and payable, that are payable without penalty or that are being contested in good faith and for which adequate reserves have been taken, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens arising in the ordinary course of business of the Targets consistent with past practice which are being contested in good faith and for which adequate reserves have been taken and (iii) any such matters of record, Encumbrances and other imperfections of title that do not materially detract from or diminish the value of or materially impair continued ownership, use and operation of the assets to which they relate in the business of the Targets as currently conducted (collectively, “Permitted Encumbrances”).

(b) All tangible assets owned or leased by the Targets are in good condition (subject to normal wear and tear) and serviceable condition and are suitable for the uses for which intended.

This Section 3.12 does not relate to real property or interests in real property (except the definition of Permitted Encumbrances), such items being the subject of Section 3.13, or to Intellectual Property, such items being the subject of Section 3.14.

Section 3.13 Real Property.

(a) The Targets do not own any fee simple interests in real property or hold any options to acquire any fee simple interests in real property and they are not obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, lease, purchase or acquire any fee simple interest in real property.

(b) The Parent has delivered or made available to Acquiror true, complete and accurate copies of each of the leases and all amendments thereto with respect to the Leased Real Property (collectively, the “Leases”).  Schedule 3.13(b) of the Disclosure Schedule contains a complete and correct list of all of the Leases.  With respect to each such Leased Real Property, the Targets own a leasehold estate in such Leased Real Property, free and clear of all Encumbrances except Permitted Encumbrances.  Except as set forth in Schedule 3.13(b) of the Disclosure Schedule, (i) no default by the Targets or, to the Knowledge of the Parent, any other party exists under any Lease nor do any facts or circumstances exist which, with notice or lapse of time or both, would become a default under any of the Leases by the Targets or any other party, (ii) each Lease is legal, valid, binding and enforceable and in full force and effect, (iii) except as set forth in Schedule 3.13(b)(iii) of the Disclosure Schedule, none of the Targets has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased

Real Property or any portion thereof and (iv) none of the Targets has collaterally assigned or granted any other security interest in any Lease or any interest therein that will not be released at or prior to the Closing.

(c) None of the Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor, to the Knowledge of the Parent, has any Target received written notice of any pending or threatened condemnation or eminent domain proceedings or their local equivalent that would affect any Leased Real Property.  To the Parent’s Knowledge, all structures on the Leased Real Property are adequately maintained and are in good operating condition and repair, ordinary wear and tear excepted, for the requirements of the business of the Targets as currently conducted.

(d) To the Parent’s Knowledge, none of the Leased Real Property is the subject of any proceeding, order or investigation relating to the property’s compliance with any Laws relating to pollution or protection of the environment and there are no materials of environmental concern, including without limitation, asbestos containing materials or mold, present within any of the Leased Real Properties in a quantity or condition that would obligate any Target or its Subsidiaries to undertake remedial action or which could reasonably be expected to give rise to any material liability on the part of the Targets.

Section 3.14 Intellectual Property.

(a) Schedule 3.14(a)(i) of the Disclosure Schedule contains a list (showing in each case the registered or other owner and registration or application number, if any) of all registered Copyrights, Patents, registered Marks, including any pending applications to register any of the foregoing, and all assumed or fictitious names under which the Targets are conducting their respective businesses that are owned by the Targets.  Except as set forth in Schedule 3.14(a)(i) of the Disclosure Schedule, Schedule 3.14(a)(ii) of the Disclosure Schedule contains a list (showing in each case the registered or other owner and registration or application number, if any) of all material Copyrights, Patents and Marks (including any pending applications to register any of the foregoing), and all assumed or fictitious names under which the Targets are conducting their respective businesses that are owned by, licensed to or used by the Targets.

(b) Schedule 3.14(b) of the Disclosure Schedule contains a list (showing in each case any owner, licensor or licensee) of enterprise-wide or any Target-wide Software owned by or licensed to the Targets, provided that Schedule 3.14(b) of the Disclosure Schedule does not list mass market Software licensed to any of the Targets that is commercially available and subject to “shrink-wrap” or “click-through” license agreements.

(c) Schedule 3.14(c) of the Disclosure Schedule contains a list and description of all agreements, Contracts, licenses, sublicenses, assignments and indemnities pertaining to the Targets that relate to:  (i) any Copyrights, Patent Rights or Marks required to be identified in Schedule 3.14(a) of the Disclosure Schedule; and (ii) any Trade Secrets owned by, licensed to or used by the Targets.

(d) Except as disclosed in Schedule 3.14(d) of the Disclosure Schedule, the Targets either:  (i) own the entire right, title and interest in and to the Intellectual Property and Software used by them, free and clear of any Encumbrance; or (ii) have a valid right to use the same pursuant to a written license agreement.

(e) Except as disclosed in Schedule 3.14(e) of the Disclosure Schedule:  (i) all registrations for Copyrights, Patents and Marks required to be identified in Schedule 3.14(a) of the Disclosure Schedule as being owned by a Target are valid and in force, and all applications to register unregistered Copyrights, Patents and Marks so identified are pending and in good standing all without challenge of any kind; (ii) the Intellectual Property owned by a Target has not been cancelled or abandoned and is valid and enforceable; (iii) a Target has the sole and exclusive right to bring actions for infringement, misappropriation, dilution, violation or unauthorized use of the Intellectual Property and Software owned by a Target and, to the Knowledge of the Parent, there is no basis for any such action; (iv) a Target has taken all actions reasonably necessary to protect and where applicable and necessary register, the Intellectual Property owned by, or licensed exclusively to, a Target; and (v) no Target is in material breach of any agreement affecting the Intellectual Property used by a Target, as applicable, and no Target has taken any action that would materially impair or otherwise adversely affect its rights in the Intellectual Property used by a Target.

(f) Except as set forth in Schedule 3.14(f) of the Disclosure Schedule:  (i) no infringement, misappropriation, violation or dilution of any Intellectual Property of any other Person has occurred or results in any way from the operations of any Target; (ii) no claim of any infringement, misappropriation, violation or dilution of any Intellectual Property or any such rights of any other Person has been made or asserted in respect of the operations of the business of the Targets; (iii) no claim of invalidity of any Intellectual Property owned by a Target has been made by any other Person; (iv) no proceedings are pending or, to the Knowledge of the Parent, threatened that challenge the validity, ownership or use of any Intellectual Property owned by or licensed exclusively to a Target; and (v) none of the Targets has had notice of, or knowledge of any basis for, a claim against a Target that the operations, activities, products, Software, equipment, machinery or processes of a Target infringe, misappropriate, violate or dilute any Intellectual Property or any such rights of any other Person.

(g) Except as disclosed in Schedule 3.14(g) of the Disclosure Schedule:  (i) the Software used by any Target is not subject to any transfer, assignment or change of control limitations; (ii) each Target, as applicable, has maintained and protected the Software that it owns, including all source code and system specifications (the “Owned Software”), with appropriate proprietary notices (including the notice of copyright in accordance with the requirements of 17 U.S.C. § 401), confidentiality and non-disclosure agreements and such other measures as are reasonably necessary to protect the Trade Secrets and Copyrights contained therein or relating thereto; (iii) a Target has complete right, title and interest in and to the Owned Software; (iv) the Owned Software does not infringe, misappropriate,  violate or dilute any Intellectual Property of any other Person; (v) any Owned Software includes the source code, system documentation, statements of principles of operation and schematics, as well as any pertinent commentary, explanation, program (including compilers), workbenches, tools, and higher level (or “proprietary”) language used for the development, maintenance, implementation and use thereof, so that a trained computer programmer could develop, maintain, support, compile and use all releases or separate versions of the same that are currently subject to maintenance obligations by a Target; (vi) the Owned Software operates in accordance with and conforms in all material respects to any specifications, manuals, guides, descriptions and other similar documentation, in written or electronic form, made available by a Target to customers, end-users and resellers; (vii) the Owned Software is not licensed pursuant to a so-called “open source” license and does not incorporate and is not based on any Software that is licensed pursuant to a so-called “open source” license; (viii) there are no agreements or arrangements in effect with respect to the marketing, distribution, licensing or promotion of the Owned Software by any other Person; and (ix) the Owned Software complies with all applicable Requirements of Laws relating to the export or re-export of the same.

(h) Except as disclosed in Schedule 3.14(h) of the Disclosure Schedule all employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any Intellectual Property or Software on behalf of a Target, as applicable, or any predecessor in interest thereto either:  (i) created such materials in the scope of his or her employment; (ii) is a party to a “work-for-hire” agreement under which a Target is deemed to be the original owner/author of all right, title and interest therein; or (iii) has executed an assignment in favor of a Target (or such predecessor in interest, as applicable) of all right, title and interest in such material.

Section 3.15 Information Technology; Security and Privacy.

(a) All information technology and computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used in or necessary to the conduct of the business of the Targets (collectively, “IT Systems”) have been properly maintained, in all material respects, by technically competent personnel, in accordance with standards set by the manufacturers, to ensure proper operation, monitoring and use.  The IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the business of the Targets in all material respects.  The Targets have in place a commercially reasonable disaster recovery program, including providing for the regular back-up and commercially prompt recovery of the data and information necessary to the conduct of the business of the Targets (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of the Targets.

(b) All right, title and interest in and to the data included in the Intellectual Property of the Targets and contained in any database used or maintained by a Target (collectively, the “Target Data”) is owned by a Target, free and clear of all Encumbrances.

(c) The Targets have established and are in material compliance with a written information security program or programs covering the Targets that (i) includes safeguards for the security, confidentiality, and integrity of transactions and confidential or proprietary Target Data and (ii) is designed to protect against unauthorized access to the IT Systems, Target Data, and the systems of any third party service providers that have access to (A) Target Data or (B) the IT Systems.

Section 3.16 Taxes.

(a) No transaction contemplated by this Agreement is subject to withholding under Section 1445 of the Code (relating to “FIRPTA”).

(b) All material Tax Returns required to be filed by the Targets have been prepared and timely filed (including extensions) and all such Tax Returns are complete and accurate in all material respects and disclose all Taxes required to be paid by the Targets for the periods covered thereby;

(c) The Tax Returns referred to in clause (b) regarding U.S. Federal Income Taxes have been examined by the appropriate taxing authority or the period for assessment of the Taxes in respect of which each such Tax Return was required to be filed (taking into account all applicable extensions and waivers) has expired;

(d) All material Taxes due and owing by (whether or not shown on any Tax Return) the Targets have been paid;

(e) No material claim has been made with respect to a Target by any taxing authority in any jurisdiction where a Target does not file Tax Returns that such Target is or may be subject to Tax by that jurisdiction;

(f) None of the Targets has waived any statute of limitations, other than with respect to Parent’s waiver of its Federal income tax statute of limitations, in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(g) None of the Targets is a party to any Action relating to Taxes, nor is any Action proposed or threatened in writing relating to Taxes of the Targets;

(h) All deficiencies asserted or assessments made, in each case relating to Taxes, against the Targets as a result of any Action have been fully paid;

(i) There are no Tax rulings, requests for rulings, or closing agreements relating to Taxes for which the Targets may be liable that could affect any Target’s liability for Taxes for any taxable period ending after the Closing Date, excluding for this purpose any liability under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law);

(j) There are no Encumbrances for Taxes, other than Encumbrances for current Taxes not yet due and payable, upon the assets of the Targets;

(k) All Taxes which any Target is required by law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate taxing authority;

(l) Since October 1, 2006 (and to Parent’s Knowledge prior to that date), no Target has been a member of any Company Group other than each Company Group of which it is presently a member, and no Target presently has or has had any direct or indirect ownership interest in any corporation, partnership, joint venture or other entity (other than the other Targets, Solution JVs or any entity referenced in Section 3.16(r));

(m) All Tax Sharing Arrangements, if any, will terminate on or before the Closing Date, and no Target will have any liability thereunder on or after the Closing Date;

(n) With respect to each transaction in which any Target has participated that is a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1), such participation has been properly disclosed on IRS Form 8886 (Reportable Transaction Disclosure Statement) and on any corresponding form required under state, local or other law;

(o) None of the assets of the Targets (A) is property that is required to be treated as being owned by any other Person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, (B) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code, or (C) is “tax-exempt use property” within the meaning of Section 168(h) of the Code.  None of the assets of the Targets is required to be or is being depreciated pursuant to the alternative depreciation system under Section 168(g)(2) of the Code;

(p) No Target is a party to any Contract or Plan that (A) has resulted or would result, separately or in the aggregate, in connection with this Agreement or any change of control of the Targets, in the payment (in the form of cash, property or benefits) of any “excess parachute payment” within the meaning of Section 280G of the Code and the Treasury Regulations promulgated thereunder or (B) could obligate it to make any payments that will not be fully deductible under Section 162(m) of the Code;

(q) No Target has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code;

(r) From the effective date of the relevant Conversion through and including the Closing Date, each of the Company, Solutions, and each of the other Targets set forth on Schedule 2.1 will be properly disregarded as an entity separate from its owner for U.S. federal Income Tax purposes.  No election has been made or will be made and no action has been taken or will be taken inconsistent with such treatment; and

(s) Other than the Targets and the Solutions JVs, each entity in which the Company or Solutions holds an ownership interest (including the India JV) is an “eligible entity” within the meaning of Treasury Regulation § 301.7701-3 and has properly filed IRS Form 8832 to elect to be classified as a partnership for U.S. federal Income Tax purposes.

(t) To Parent’s Knowledge, no election has been made by any of the Solutions JVs in the five (5) years prior to the Closing Date to be classified as an association taxable as a corporation for U.S. federal Income Tax purposes.

Section 3.17 Affiliate Interests and Transactions.  Except as disclosed on Schedule 3.17 of the Disclosure Schedule, there are no outstanding promissory notes payable to, accounts receivable from or advances by the Targets, and none of the Targets is otherwise a debtor or creditor of any Related Party of the Targets.  Except as disclosed on Schedule 3.17 of the

Disclosure Schedule, since April 30, 2011, none of the Targets has incurred any obligation or liability to, or entered into or agreed to enter into any transaction with or for the benefit of, any Related Party of the Targets, other than the transactions contemplated by the Transaction Documents.  Except as set forth on Schedule 3.17 of the Disclosure Schedule, after Closing, there will be no Contract between any of the Targets on the one hand, and Parent, HRB, or any of their Affiliates on the other hand, other than the Transaction Documents.

Section 3.18 Insurance.  Schedule 3.18 of the Disclosure Schedule sets forth a description of the types of insurance provided to the Targets and the Joint Ventures by the Parent or its Affiliates, including the carriers and liability limits for each such policy and whether such policy is an occurrence-based policy or a claims-made policy (the “Target Insurance Policies”).  All such policies are in full force and effect, and no notice of cancellation, termination or reduction of coverage has been received by the Parent with respect to any such policy.  Parent or its Affiliates, as applicable, has, with regard to the Targets, complied with each of such policies in all material respects and has not failed to give notice or present any material claim thereunder in a due and timely manner to the extent Parent or its Affiliates have been made aware of such claim.

Section 3.19 Brokers.  None of the Targets has responsibility for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

Section 3.20 Contracts.

(a) To the Knowledge of Parent, except as set forth in Schedule 3.20(a) of the Disclosure Schedule, none of the Targets is a party to or bound by any Contract (i) with a Governmental Authority or (ii) for the sale of services which involved the payment of more than $500,000 in 2010 or which can reasonably be expected to involve the payments in excess of $750,000 in the aggregate (collectively, the “Client Agreements”);

(b) Except as set forth in Schedule 3.20(b) of the Disclosure Schedule, none of the Targets is a party to or bound by any Contract:

(i) for the purchase or sale of real property and calling for expenditures by a Target in excess of $500,000;

(ii) for the purchase of services, materials, supplies or equipment which involved the payment of more than $250,000 in 2010 or which can reasonably be expected to involve payments by the Targets in excess of $500,000 in the aggregate;

(iii) for the purchase, license or development of software and calling for expenditures by a Target in excess of $500,000, except for software licenses for generally available off-the-shelf desktop software or system development tools;

(iv) other than a Client Agreement, which purports to limit or restrict the area where the Targets may conduct or have an interest in any business or compete with any Person in any geographic area, or which otherwise purports to limit or restrict the type or line of business in which the Targets may engage;

(v) other than a Client Agreement which provides for “exclusivity” or any similar requirement in favor of any Person (other than the Targets);

(vi) other than a Client Agreement which restricts the Targets from employing Persons or soliciting Persons for employment;

(vii) which provides for, or relates to, the incurrence of indebtedness for borrowed money (including any interest rate or non-U.S. currency swap, cap, collar, hedge or insurance agreements, or options or forwards on such agreements, or other similar agreements for the purpose of managing the interest rate and/or non-U.S. exchange risk associated with its financing) that is in excess of $500,000;

(viii) which involves any joint venture, partnership or limited liability company or similar arrangement, including each representative agreement to which a Joint Venture or Solutions is a party;

(ix) which contains “earn-out” provisions or other contingent payment obligations, or otherwise involves a sharing of revenues, profits, losses, costs, or liabilities by any Target with any other Person (other than a Target);

(x) that has an aggregate future liability in excess of $500,000 and is not terminable by such Target by notice of not more than 60 days for a cost of less than $50,000;

(xi) relating to the Caturano Acquisition;

(xii) relating to any custody, prime brokerage, Investment Management Services (other than Investment Advisory Contracts), client solicitation, administration, transfer agency, accounting services, bookkeeping, record keeping or similar services; or

(xiii) that is (x) required to be set forth on Schedules 3.20(b)(i) to (xii), or (y) the thirty (30) leases identified on Schedule 3.13(b) and includes a "change of control" provision (as such term is defined in said Contract), which provision runs to the benefit of a Person other than the Targets or requires consent prior to or in connection with effecting said change of control, or provides for a right of termination or notice with respect to, or any change in rights, benefits or obligations arising out of, or creates or accelerates any payment obligation following said change of control of the Targets.

Section 3.21 Status of Contracts.

(a) Except as set forth in Schedule 3.21(a) of the Disclosure Schedule, each of the Contracts required to be listed in Schedules 3.10, 3.11, 3.13, 3.14 and 3.20(b) of the Disclosure Schedule (each a “Target Agreement” and, collectively, the “Target Agreements”), and to the Parent’s Knowledge each of the Client Agreements, constitutes a valid and binding obligation of the Targets who are a party thereto and is in full force and effect.  The Targets have fulfilled and performed their obligations in all material respects under each of the Target Agreements, and to the Parent’s Knowledge, under each of the Client Agreements.  The Targets are not in, or alleged to be in, material breach or default under, nor is there alleged to be any basis for termination of, any of the Target Agreements, or, to the Knowledge of the Parent, any

of the Client Agreements.  To the Knowledge of the Parent, no other party to any of the Target Agreements or Client Agreements has materially breached or defaulted thereunder and, to the Parent’s Knowledge, no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by the Targets or by any such other party.

(b) Other than as set forth in Schedule 3.21(b) or anticipated by the Transition Services Agreement, the Targets are not currently renegotiating any of the Target Agreements or, to the Knowledge of the Parent, any of the Client Agreements, or paying liquidated damages in lieu of performance thereunder.  Complete and correct copies of each of the Target Agreements and, to the Knowledge of Parent, the Client Agreements have heretofore been delivered to Acquiror by Parent.

(c) Except as set forth in Schedule 3.21(c) of the Disclosure Schedule and except for those Target Agreements or Client Agreements which by their terms will expire prior to the Closing Date or are otherwise terminated prior to the Closing Date in accordance with the provisions hereof, each Target Agreement and, to the Knowledge of the Parent, each Client Agreement, will continue in full force and effect after the Closing, in each case without breaching the terms thereof or resulting in a right of termination or notice with respect to, or any change in rights, benefits or obligations, or creating or accelerating any payment obligation thereunder and without the consent, approval or act of, or the making of any filing with, any other Person.

Section 3.22 Broker Dealer Activities.

(a) Birchtree Financial is and has been, since the commencement of its engagement in activities for which registration as a broker-dealer is or was required under the Exchange Act (such activities “Broker-Dealer Activities”), duly registered as a broker-dealer under the Exchange Act and the FINRA rules.  None of the Targets other than Birchtree Financial engages or has engaged in Broker-Dealer Activities.  Except as set forth on Schedule 3.22(a) of the Disclosure Schedule, Birchtree Financial does not have any “registered representatives” (as such term is defined under the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA” and such rules, “FINRA Rules”).  Birchtree Financial is duly registered, licensed and qualified as a broker-dealer in all jurisdictions where such registration, licensing or qualification is so required.  Birchtree Financial is in compliance in all material respects with all federal laws requiring registration, licensing or qualification as a broker-dealer with the SEC and is in material compliance with all other federal and state laws requiring registration, licensing or qualification as a broker-dealer.  Birchtree Financial’s employees and associated persons (as defined in FINRA Rules) who are required to be licensed or registered as registered representatives are duly licensed or registered in each state and with each Governmental Authority in which or with which such licensing or registration is so required.  Birchtree Financial is a member firm of FINRA, in good standing.  Birchtree Financial has made available to the Acquiror true and complete copies of Birchtree Financial’s Form BD as most recently filed with the SEC and all state registration forms, each as amended to date.  The information contained in such form was true and complete in all material respects at the time of filing and Birchtree Financial has made all amendments to such form as it is required to make under any applicable Law.

(b) Except as set forth in Schedule 3.22(b) of the Disclosure Schedule, there is no governmental or administrative proceeding, investigation, examination, subpoena, audit, sweep letter or other inquiry, whether written or oral (including, without limitation, by the SEC, the CFTC, the NFA, FINRA, the Department of Labor or any other Governmental Authority) pending or threatened in writing against Birchtree Financial or any of its Subsidiaries, or against or involving any officer, director, securityholder, employee or associated persons of Birchtree Financial or any of its Subsidiaries.  Schedule 3.22(b) of the Disclosure Schedule lists all SEC, FINRA, NFA, CFTC or other Governmental Authority examinations or litigation, claims, proceedings, settlements, investigations, examinations, subpoenas, audits, sweep letters or other inquiries involving Birchtree Financial or any of its Subsidiaries, or any of their officers, directors, securityholders, employees or associated persons occurring, arising or existing during the past five (5) years.

(c) Except as described in Schedule 3.22(c) of the Disclosure Schedule, no consent or approval is required in connection with any franchises, authorizations, approvals, orders, consents, licenses, certificates, permits or registrations relating to Birchtree Financial’s Broker-Dealer Activities prior to or in connection with effecting the transactions contemplated by this Agreement.

(d) Birchtree Financial has implemented policies and procedures that are reasonably designed to comply with applicable Investment Laws and Regulations, including those relating to anti-money laundering, advertising, licensing, sales practices, market conduct, maintenance of net capital, supervision, books and records, risk assessment and continuing education and the rules of the SEC and any other Governmental Authority having jurisdiction.

(e) Except as described in Schedule 3.22(e), Birchtree Financial is not subject to any cease-and-desist or other order or enforcement action issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, or has been ordered to pay any civil penalty by, or a recipient of any letter of admonition or similar communication from, or has adopted a board resolution at the request or suggestion of, any Governmental Authority that restricts the conduct of its business, provided, however, that for any time prior to 2000, the representations in this subsection (e) are solely based on disclosures in Birchtree Financial’s Forms BD.

(f) Set forth on Schedule 3.22(f) of the Disclosure Schedule is each “branch office” and “office of supervisory jurisdiction” (as defined under FINRA Rules) of Birchtree Financial.

(g) No securityholder, officer or director of Birchtree Financial or its Subsidiaries has, to the Knowledge of the Parent, engaged in any conduct which could reasonably be expected to give rise to an affirmative answer to any of the questions in Item 11 of the Form BD of Birchtree Financial.

Section 3.23 Insurance Activities.

    (a) Each insurance agent or broker who is an employee of the Targets and licensed as an insurance agent (each a “Producer”) that undertook or performed Insurance Business Activities, prior to the Closing Date, was, at the time of such activities, duly licensed and/or appointed as an insurance agent or broker, as applicable, as required in each applicable jurisdiction, except for such failures to be licensed which are barred by an applicable statute of limitations, or which, individually or in the aggregate, would not reasonably be expected to adversely affect the Targets, or the insurance business of the Targets in any material respect.

(b) There are no documented, outstanding (i) disputes with current or former Producers concerning commissions or other incentive compensation, or (ii) errors and omissions claims against any Producer.  There are no outstanding, documented, disputes with insurance companies concerning commissions or other incentive compensation.

(c) Each Contract between the Targets, on the one hand, and any third Party Producers, on the other hand, is in a form substantially similar to the form set forth in Schedule 3.23(c) of the Disclosure Schedule.

(d) Schedule 3.23(d) sets forth a list of insurance companies with whom the Targets or the Producers who are employees of any Target, have Contracts.

(e) The insurance business of the Targets is conducted through the Targets and the Producers of the Targets set forth in Schedule 3.23(e) of the Disclosure Schedule.  Except for any failure to be licensed, registered, or appointed or any suspension or revocation that are barred by an applicable statute of limitations, or which, individually or in the aggregate, would not reasonably be expected to adversely affect the Targets or the insurance business of the Targets in any material aspects, (i) each Producer, and Target, if applicable, is duly registered with and/or licensed as an insurance agent, broker, or other insurance producer, as required, in each jurisdiction where such Producer conducts Insurance Business Activities requiring such registration and/or license; (ii) each Producer, and Target, if applicable, if required by the insurance company and/or applicable law has been duly appointed by each such insurance company for which such Producer undertakes Insurance Business Activities; and (iii) all such registrations, licenses and appointments are in full force and effect, and no Producer has received written notice of any investigation or proceeding that would reasonably be expected to result in the suspension or revocation of any such registration, license or appointment.

(f) Except as set forth in Schedule 3.23(f) of the Disclosure Schedule, the Targets and, to the Knowledge of the Parent, the Producers have, where applicable,  (a) conducted their Insurance Business Activities in compliance, in all material respects, with all terms, conditions, and requirements of each of their respective Contracts with the insurance companies that have appointed them as their agent; (b) made referrals to third party insurance producers, and received any compensation for such referrals, in compliance in all material respects with all applicable Law, including without limitation, the following:  (i) all applicable requirements and prohibitions relating to suitability of sales and replacement of policies, (ii) all applicable requirements relating to the disclosure of the nature of insurance products as policies of insurance, (iii) all applicable requirements relating to insurance product projections, illustrations, and buyer’s guides, (iv) all applicable requirements relating to the advertising, sales, and marketing of insurance and annuity contracts, and (c) conducted their Insurance Business Activities in compliance with applicable Law in all material respects.

Section 3.24 Investment Adviser Activities.

(a) The Company is and has been, since the commencement of its provision of Investment Management Services, duly registered as an investment adviser under the Advisers Act.  None of the Targets other than the Company is required to register as an investment adviser.  The Company is duly registered, licensed and qualified as an investment adviser in all jurisdictions where such registration, licensing or qualification is required in order to conduct the Investment Management Services.  The Company is in compliance in all material respects with all federal laws requiring registration, licensing or qualification as an investment adviser with the SEC and is in material compliance with all other federal and state laws requiring registration, licensing or qualification as an investment adviser, and the Company has currently effective notice filings in each of the jurisdictions listed in Schedule 3.24(a) of the Disclosure Schedule.  The Company has made available to the Acquiror true and complete copies of the Company’s most recent Form ADV filed with the SEC.  The information contained in such form was true and complete in all material respects at the time of filing and the Company has made all amendments to such form as it is required to make under the Advisers Act.

(b) Except as set forth in Schedule 3.24(b) of the Disclosure Schedule, there is no governmental or administrative proceeding, investigation, examination, subpoena, audit, sweep letter or other inquiry, of which written notice has been received (including by the SEC, the CFTC, the NFA, the Department of Labor or any other Governmental Authority) pending or threatened in writing against the Company, or against or involving any officer, director, securityholder or employee of the Company and relating to or arising in connection with Investment Management Services.  Schedule 3.24(b) of the Disclosure Schedule lists all SEC, FINRA, NFA, CFTC or other Governmental Authority examinations or litigation, claims, proceedings, settlements, investigations, examinations, subpoenas, audits, sweep letters or other inquiries involving the Company, or any of its officers, directors, securityholders or employees arising in connection with or relating to Investment Management Services occurring, arising or existing during the past five (5) years.

(c) Except as described in Schedule 3.24(c) of the Disclosure Schedule, no consent or approval is required in connection with any franchises, authorizations, approvals, orders, consents, licenses, certificates, permits or registrations relating to the Company’s Investment Management Services activities prior to or in connection with effecting the transactions contemplated by this Agreement.

(d) The Company has adopted and conducts a compliance program reasonably designed to ensure compliance in all material respects with Rule 206(4)-7 under the Advisers Act, including (i) the preparation of written policies and procedures that are reasonably designed to prevent violation of the Advisers Act and the rules adopted by the SEC thereunder by the Company or any of its “supervised persons” (as defined in Section 202(a)(25) of the Advisers Act), (ii) the designation of a “chief compliance officer” (within the meaning of Rule 206(4)-7(c) under the Advisers Act) and (iii) the implementation of procedures to ensure that, no less frequently than annually, the Company completes a review of the adequacy of the policies and procedures established pursuant to Rule 206(4)-(7) under the Advisers Act and the effectiveness of their implementation.  The Company has implemented policies and procedures that are reasonably designed to comply with applicable federal securities laws.

(e) The Company is not subject to any cease-and-desist or other order or enforcement action issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, or has been ordered to pay any civil penalty by, or a recipient of any letter of admonition or similar communication from, or has adopted a board resolution at the request or suggestion of, any Governmental Authority that restricts the conduct of its business.

(f) Except as set forth in Schedule 3.24(f) of the Disclosure Schedule, to the Knowledge of the Parent, the Company’s existing relationships with its clients’ custodians, brokers, dealers and solicitors (the “Service Providers”) are adequate and appropriate for the conduct of its business, and no Service Provider intends to terminate or materially reduce its relationship with the Company.

(g) The Company has made available to Acquiror a list of all Investment Advisory Contracts between the Company and any client, setting forth the name of the client under each such Contract, and the amount of assets under management with respect to each such Contract as of the Balance Sheet Date.

(h) The Company does not provide Investment Management Services to (i) any issuer that is registered or required to be registered as an “investment company” within the meaning of the Investment Company Act, or (ii) any issuer that would be an “investment company” (within the meaning of the Investment Company Act) but for the exemptions contained in Section 3(c)(1), Section 3(c)(7), the final clause of Section 3(c)(3) or the third or fourth clauses of Section 3(c)(11) of the Investment Company Act.

(i) None of the Company or, to the Knowledge of the Parent, any Person “associated” (as defined in Section 202(a)(17) of the Advisers Act) with the Company, has been convicted of any crime that, or is or has engaged in any conduct that, would be a basis for denial, suspension or revocation of registration of the Company as an investment adviser in any jurisdiction, and to the Knowledge of the Parent, there is no proceeding or investigation that is reasonably likely to become the basis for any such disqualification, denial, suspension or revocation.

(j) The Company is exempt from registration as a “commodity pool operator” and “commodity trading adviser” (as defined in Section 1a(5)-(6) of the Commodity Exchange Act.  None of the Company or any of its or officers and employees is required to be registered as a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker or in any similar capacity with the CFTC or the NFA.

(k) To the Knowledge of the Parent, except as described on Schedule 3.24(k) of the Disclosure Schedule, no person other than an employee of the Company renders

Investment Management Services to or on behalf of, or solicits clients with respect to, the provision of Investment Management Services by the Company.

(l) Set forth on Schedule 3.24(l) of the Disclosure Schedule is each “principal office and place[s] of business” (as defined in Rule 203A-3(c) under the Advisers Act) of the Company.

(m) No securityholder, officer or director of the Company has, to the Knowledge of the Parent, engaged in any conduct which could reasonably be expected to give rise to an affirmative answer to any of the questions in Item 11, Part 1A of the Form ADV of the Company.

(n) The aggregate Assets Under Management of the Company as of the Balance Sheet Date was not less than $4.1 billion, and the aggregate Assets Under Management of the Company as of the Closing Date will not be less than 80% of such number due to withdrawals of assets by clients.

Section 3.25 Sufficiency of Assets.  Except as set forth in Schedule 3.25 of the Disclosure Schedule, the assets and properties owned or leased by the Targets together with the rights and services which are the subject of the Transition Services Agreement, constitute all the assets, properties, rights and services which are necessary for the conduct of the business immediately following Closing in the same manner as presently conducted by the Targets, and upon Closing Acquiror will receive the full benefit of such rights, services and assets.

Section 3.26 No Additional Representations.

(a) Except as otherwise expressly set forth in this Article III, the Parent expressly disclaims any representations or warranties of any kind or nature, express or implied, including any representations or warranties as to the Targets or their businesses or assets or the Transactions.  The Acquiror and the Sub acknowledge and agree that they are relying exclusively on the representations set forth in this Article III and their own knowledge of, and examination and investigation of, the Targets and that they are not relying on any other statements or documents.  The Acquiror acknowledges and agrees that HRB and the Parent make no representation or warranty of any kind or nature, express or implied, hereunder with respect to the Audit Practice.

(b) Without limiting the generality of the foregoing, neither the Parent, nor any representative of the Parent, nor any of its employees, officers, directors or members, has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the businesses of the Targets or their Subsidiaries made available to Acquiror or the Sub, including due diligence materials, or in any presentation of the businesses of the Targets and their Subsidiaries by management of the Parent or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Acquiror or the Sub in executing, delivering and performing this Agreement and the Merger.  It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including but not limited to, any offering memorandum or similar materials made available by the Parent and its representatives are not and shall not be deemed to be or to include representations or warranties of the Parent, and are not and shall not be deemed to be relied upon by the Acquiror or the Sub in executing, delivering and performing this Agreement and the transactions contemplated hereby.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR AND SUB

The Acquiror and the Sub hereby represent and warrant to the Parent as follows:

Section 4.1 Organization.  The Acquiror is an Iowa limited liability partnership duly organized, validly existing and in good standing under the laws of the State of Iowa.  The Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Acquiror has full limited liability partnership power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

Section 4.2 Authority.  Each of the Acquiror and the Sub has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger.  The execution and delivery by the Acquiror and the Sub of this Agreement and the consummation by the Acquiror and the Sub of the Merger have been duly and validly authorized by the governing body of the Acquiror and the Sub and by the Acquiror as the sole member of the Sub.  No other proceedings on the part of the Acquiror or the Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger.  This Agreement has been duly and validly executed and delivered by the Acquiror and the Sub, as applicable.  This Agreement constitutes the legal, valid and binding obligation of the Acquiror and the Sub, as applicable, enforceable against the Acquiror and the Sub, as applicable, in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by each of the Acquiror and the Sub of this Agreement, and the consummation of the Transactions, do not and will not:

(i) conflict with or violate the Organizational Documents of the Acquiror;

(ii) conflict with or violate the Organizational Documents of the Sub;

(iii) assuming the filings described in (b) below have been made, conflict with or violate any Law applicable to the Acquiror or the Sub or by which any property or asset of the Acquiror or the Sub is bound or affected; or

(iv) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or require any consent of any

    Person pursuant to, any material note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other Contract to which the Acquiror or the Sub is a party or by which the Acquiror or the Sub or any of their respective properties, assets or rights are bound or affected;

(v) except, in the case of clauses (iii) and (iv), as to matters that could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Acquiror or the Sub to perform its obligations under this Agreement or the other Transaction Documents to which it will be a party.

(b) Neither the Acquiror nor the Sub is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Acquiror and the Sub of this Agreement and each of the other Transaction Documents to which it will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) any filings required to be made under the HSR Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iii) the approvals and consents listed in Schedule 4.3(b).

Section 4.4 Brokers.  Except as set forth in Schedule 4.4, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Acquiror or the Sub.

Section 4.5 Litigation.  There is no Action pending against or, to the knowledge of the Acquiror, threatened in writing against or affecting the Acquiror or the Sub before any court of arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger.

Section 4.6 Financing.  The Acquiror has delivered to the Parent copies of the commitment letters received relating to the debt financing needed to consummate the Merger and a schedule setting forth the aggregate number of partners of Acquiror who have executed a capital commitment agreement to make an equity contribution in connection with the transactions contemplated hereby and the aggregate dollar amount of such equity contribution commitments as of the date hereof, together with a copy of the form of the capital commitment agreement.  The Acquiror represents that at the Closing it will have sufficient funds to consummate the Merger in accordance with the terms of this Agreement.  The obligations of the Acquiror and the Sub under this Agreement are not contingent upon obtaining any financing.

Section 4.7 Tax Status of Sub.  For Income Tax purposes, Sub is properly disregarded as an entity separate from the Acquiror.

Section 4.8 Acquiror’s Independent Investigation.  The Acquiror has performed an independent investigation, examination, analysis and verification of the business, assets, liabilities, operations and financial condition of the Targets, including the Acquiror’s own estimate of the value of the Targets.  In connection with the foregoing, the Acquiror has received certain estimates, budgets, forecasts, plans and financial projections (collectively, “Forward

Looking Statements”).  There are uncertainties inherent in the Forward Looking Statements, and the Acquiror is familiar with such uncertainties.  The Acquiror is taking full responsibility for making its own evaluation of, and hereby assumes all risks regarding, the adequacy and accuracy of all Forward Looking Statements (including the reasonableness of the assumptions underlying the Forward Looking Statements.)

ARTICLE V
COVENANTS

Section 5.1 Conduct of Business Prior to the Closing.

(a) The Parent and the Acquiror agree that between the date of this Agreement and the earlier of the termination of this Agreement or the Closing, unless the Parent and the Acquiror shall otherwise consent in writing, the business of the Targets shall be conducted only in the ordinary course of business consistent with past practice.  Parent shall direct Targets to use their commercially reasonable efforts to keep intact the businesses and assets of the Targets, keep available the services of the current employees of the Targets and preserve the relationships of the Targets with clients, suppliers, licensors, licensees, distributors and other persons with which they have relationships.  Acquiror shall not, and shall cause its partners and employees to not, take any action inconsistent with the obligations of Parent and the Targets under this Section 5.1.  By way of amplification and not limitation, between the date of this Agreement and the earlier of the termination of this Agreement or the Closing, except as set forth on Schedule 5.1 of the Disclosure Schedule or except as authorized by the prior written consent of the Acquiror (which consent shall not be unreasonably withheld, delayed or conditioned), none of the Targets shall:

(i) except for the Conversions, amend or otherwise change its Organizational Documents;

(ii) issue, sell, pledge, dispose of or otherwise subject to any Encumbrance (other than any Permitted Encumbrance) (A) any stock, limited liability company interest or other equity or ownership interest of the Targets, or (B) any properties or assets of the Targets;

(iii) declare or pay any non-cash dividend or make any other non-cash distribution to its members, partners or stockholders, whether or not upon or in respect of any membership interests or shares of its capital stock;

(iv) except for the Conversions and the Contribution and the Excluded Asset Transfer, redeem or otherwise acquire any membership interests, shares of its capital stock or other equity interests or authorize, issue or sell any membership interests, capital stock or other equity interests;

(v) except for the Contribution, acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or equity interests of, or by any other manner, any business or any corporation, partnership, limited liability company or other business organization or division thereof or any material amount of assets, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar Contract;

(vi) except for the Contribution, the Merger, the Conversions and the Excluded Asset Transfer, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Targets;

(vii) except for the Excluded Asset Transfer, sell, lease, license or otherwise dispose of any of its assets, except in the ordinary course of business consistent with past practice;

(viii) incur or assume any liabilities, obligations or indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the liabilities, obligations or indebtedness for borrowed money of any Person, or make any loans or advances;

(ix) enter into any Contract for the purchase, sale or lease (whether as lessee or lessor) of real property or exercise any option to purchase, sell or lease (whether as lessee or lessor) real property or any option to extend or renew a Lease or amend or terminate any Lease;

(x) except as may be required by Law or to maintain the qualification of any Plan that is intended to be qualified under Section 401(a) of the Code, grant, increase or accelerate the vesting or payment of, or announce or promise to grant, increase or accelerate the vesting or payment of, any wages, salaries, bonuses, incentives, severance pay, other compensation, pension or other benefits payable or to become payable to its directors, officers or employees, except for normal merit and cost-of-living increases in the ordinary course of business consistent with past practice in the aggregate, or establish, adopt, enter into, terminate, increase or amend any Plan or adopt any agreement, plan or arrangement that would constitute a Plan if it were in existence on the date hereof, other than as may be required by any Governmental Authority or to comply with any applicable Law; for the avoidance of doubt, nothing in this Section 5.1 shall limit the ability of the Parent, the Company and the Targets to take the actions contemplated in Section 5.7;

(xi) except as may be required by Law or to maintain the qualification of any Plan that is intended to be qualified under Section 401(a) of the Code, (1) enter into or amend any employment, change in control, severance, retention, incentive or similar agreement or other employment arrangements, with any current or former director, officer or employee of any of the Targets or (2) hire or terminate the employment, or modify the contractual relationship of, any director, officer or employee of the Targets, other than hirings or terminations of employees other than officers in the ordinary course of business consistent with past practice;

(xii) enter into any Contract that would have been required to be set forth in Schedule 3.20 of the Disclosure Schedule if it were in effect on the date hereof, or modify, amend, terminate or grant any consent or waiver under any Contract that is set forth or required to be set forth in Schedule 3.20 of the Disclosure Schedule or that would have been required to be set forth in Schedule 3.20 of the Disclosure Schedule if it were in effect on the date hereof;

(xiii) permit the lapse of any material right relating to Intellectual Property or any other intangible asset owned by or used in the business of the Targets;

(xiv) except as may be necessary to effect or reflect the Conversions and as contemplated or allowed under 3.7(b)(v), prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

(xv) make any election or take any action inconsistent with the treatment of each Target that is at present a limited liability company and, following the Conversions, the Company, Solutions, and each of the other Targets set forth on Schedule 2.1 as properly disregarded as an entity separate from its owner for U.S. federal and all applicable state Income Tax purposes;

(xvi) make or incur any capital expenditure that, individually, is in excess of $500,000 or make or incur any such expenditures that, in the aggregate, are in excess of $2,000,000;

(xvii) commence, compromise, discharge, waive, release, assign or settle any Action (where the value of the claims being settled, as alleged by either party and not as settled, is individually or in the aggregate more than $250,000);

(xviii) accelerate payment of accounts payable or delay collection of any notes or accounts receivable of the Targets in advance of or beyond their regular due dates or the date when the same would have been paid or attempted to be collected in the ordinary course of business;

(xix) make any change in any method of accounting or accounting practice or policy other than as required by changes in Law or GAAP that become effective after the date hereof;

(xx) make any material change in internal accounting controls or procedures;

(xxi) take any action or fail to take any reasonable action such that any of the representations or warranties set forth in Article III (Representations and Warranties of the Company) would not be true and correct as set forth in Section 7.3(a) as of the date of such action or as of the Closing; or

(xxii) authorize any of, or commit or agree to take, whether in writing or otherwise, to do any of, the foregoing.

(b) Parent shall not authorize any of, or commit or agree to take, or cause to be authorized any of, or cause any of the Targets to commit or agree to take, whether in writing or otherwise, to do any of, the foregoing actions proscribed in Section 5.1(a) without the prior written consent of Acquiror (which consent shall not be unreasonably withheld, delayed or conditioned).

    Section 5.2 Exclusivity.  The Parent and the Targets agree that between the date of this Agreement and the earlier of the Closing or the termination of this Agreement, they shall not, and they shall take all action necessary to ensure that none of their Subsidiaries or any of the Affiliates or Representatives of the Parent, the Targets or any of their Subsidiaries, (a) solicit, initiate, consider, encourage or accept any proposal or offer that constitutes an Acquisition Proposal or (b) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person information with respect to, or otherwise cooperate, assist or participate in, facilitate or encourage the submission of, any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.  The Parent and its Affiliates immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore by the Parent or its Affiliates and Representatives with respect to any of the foregoing.  The Parent shall not, and shall cause its Subsidiaries not to, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Targets or any of their Subsidiaries is a party, without the prior written consent of the Acquiror.  For purposes of this Agreement, “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any of the following (other than the Merger):  (i) any direct or indirect acquisition or purchase of any stock or limited liability company interest of the Targets or, except as contemplated in Section 5.1(a)(vi), any of the assets of the Targets, (ii) any merger, consolidation or other business combination relating to the Targets or (iii) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Targets.

Section 5.3 Notification of Certain Matters; Supplements to Disclosure Schedule.  The Parent and the Company shall give prompt written notice to the Acquiror of the occurrence or non-occurrence of any event or condition that would reasonably be expected to result in the nonfulfillment of any of the conditions to the Acquiror’s and the Sub’s obligations hereunder as set forth in Sections 7.1 and 7.3.  Acquiror shall give prompt written notice to the Parent and the Company of the occurrence or non-occurrence of any event or condition that would reasonably be expected to result in the nonfulfillment of any of the conditions to the Parent’s and the Company’s obligations hereunder as set forth in Sections 7.1 and 7.2.

Section 5.4 Confidentiality.  Following the Closing, HRB and Parent shall hold, and shall cause their Representatives and Affiliates to hold, in confidence all non-public documents and information regarding Acquiror and Targets, and Acquiror and Targets shall hold, and shall cause their Representatives and Affiliates to hold, in confidence all non-public documents and information regarding HRB and Parent.  The obligation of each party to treat such documents and information in confidence shall not apply to any information which (a) is or becomes generally available to the public, other than as a direct or indirect result of disclosure by a source that is known to such party, after reasonable inquiry, to be bound by an obligation of confidentiality with respect to the information disclosed, (b) was or becomes available on a non-confidential basis from a source that is not a party to this Agreement, but only if such source is not known to such party, after reasonable inquiry, to be bound by a confidentiality arrangement with respect to the information disclosed, (c) is required to be disclosed by applicable Law or requested by an applicable Governmental Authority or, in the case of HRB, to the extent required under applicable securities laws or the rules and regulations of the New York Stock Exchange, provided that, such party shall provide the other parties hereto with prompt prior written notice of such requirement in order to enable such other party to seek an appropriate protective order or other remedy, and such disclosing party shall, at its own expense, consult and cooperate with the other parties to the extent permitted by Law with respect to taking steps to resist or narrow the scope of such requirement or legal process, provided further that if a protective order or other remedy is not obtained, the disclosing party will disclose such information (x) only to the extent required in the opinion of its counsel and (y) to the extent permitted by Law, give advance notice to the other parties hereto of the information to be disclosed as far in advance as practicable, provided further, that in any event, the parties hereto shall use reasonable efforts to ensure that any information disclosed will be accorded confidential treatment, or (d) is required or necessary to be disclosed to valuation firms engaged by HRB or the Parent to prepare asset valuations for purposes of determining the income tax consequences of the allocation of Merger Consideration, so long as HRB or Parent, as applicable, cause any such valuation firm to hold such information in confidence and provided that HRB shall be responsible for any breaches by such valuation firm of these confidentiality obligations.

Section 5.5 Commercially Reasonable Efforts.

(a) Each of the parties shall use commercially reasonable efforts to take, or cause to be taken, all appropriate actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, including to obtain from Governmental Authorities and other Persons all consents, approvals, releases, authorizations, qualifications and orders as are necessary for the consummation of the Merger.  As promptly as practicable after the date of this Agreement, the parties shall each file (i) Premerger Notification and Report Forms under and in compliance with the HSR Act with the U.S. Department of Justice (“DOJ”) and the U.S. Federal Trade Commission (“FTC”) with respect to the Merger and (ii) such other notifications, applications or filings as the parties deem necessary or desirable in connection with the Merger under applicable Antitrust Law ((i) and (ii) (collectively, the “Antitrust Filings”) with the appropriate Governmental Authority designated by Law to receive such filings (together with DOJ and FTC, an “Antitrust Authority”).  The parties shall cooperate in the timely preparation and submission of any necessary filings, including furnishing to the other party or its counsel information required for any necessary filing or other application in connection with the Merger or the other transactions contemplated by this Agreement.  HRB and the Acquiror shall each be responsible for and pay 50% of all filing fees payable in connection with the Antitrust Filings, but each party shall bear its own costs and expenses (including attorneys’ fees) in connection with the Antitrust Filings with respect to all other fees and expenses.

(b) The parties shall each cooperate with one another in connection with resolving any inquiry, investigation, or litigation by any Antitrust Authority relating to their respective Antitrust Filings or the Merger.  In connection with such collaboration, each of the parties shall act reasonably and as promptly as practicable.  Subject to applicable Law relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine, self-audit privilege or other similar privilege (collectively, “Legal Privilege”), each party shall (i) promptly inform the other party of any substantive written or oral communication received from any Antitrust Authority relating to its Antitrust Filing or the Merger (and if in writing, furnish the other party with a copy of such communication); (ii) use commercially reasonable efforts to respond as promptly as practicable to any request from any

Antitrust Authority for information, documents or other materials in connection with the review of the Antitrust Filings or with respect to the Merger; (iii) provide to the other party, and permit the other party to review and comment upon in advance of submission, all proposed substantive correspondence, filings, and written communications to any Antitrust Authority with respect to the Merger; and (iv) not participate in any substantive meeting or discussion in respect of any filings, investigation or inquiry concerning the Merger unless it consults with the other party in advance and, except as prohibited by applicable Law or Governmental Authority, gives the other party the opportunity to attend and participate thereat.  Without in any way limiting the foregoing, the parties will consult and cooperate with each other, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to any Antitrust Law, except as may be prohibited or restricted by Law.

(c) Each party hereby covenants and agrees to use commercially reasonable efforts to secure as promptly as practicable the termination or expiration of any waiting periods under any applicable Antitrust Law or other domestic or foreign Law and to obtain the approval of any Antitrust Authority, as applicable, for the Merger, including but not limited to promptly complying with any requests for additional information as issued and/or as modified, by any Antitrust Authority (and if such request is a Second Request issued by DOJ or FTC, certifying substantial compliance as promptly as is practicable), or litigating Antitrust Law issues.

Section 5.6 Public Announcements.  Notwithstanding anything to the contrary in the Nondisclosure Agreement, prior to the Effective Time, no party to this Agreement shall, and each party shall cause its Affiliates not to, issue any press release or make any public statement or announcement regarding this Agreement or the Transactions without the prior written consent of each other party, except for filings and notifications contemplated by this Agreement.  The parties agree that HRB may issue press releases or make public statements either (a) as required by applicable Law or listing agreement with the New York Stock Exchange or (b) in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made by HRB and do not reveal non-public information regarding the Acquiror, the Targets or any of their Affiliates.  Acquiror may respond to specific questions by any regulatory body or investors, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made by Acquiror or HRB and do not reveal non-public information regarding HRB, the Parent or any of their Affiliates.

Section 5.7 Employment Benefits.

(a) As provided by Treasury Regulations Section 1.409A-1(h)(4), the Acquiror and the Parent hereby agree and specify that, for purposes of Treasury Regulations Section 1.409A-1(h), the employees of the Targets have not experienced a separation from service as of the date hereof and will not experience a separation from service as of the Effective Time as a result of the Transaction Documents, or consummation of the Transactions.  Acquiror agrees to: (A) continue the employment of each and every employee of the Targets as of the Closing and (B) offer employment, as of the Closing on terms that constitute a “Comparable

Position” within the meaning of Parent’s Executive Severance Plan, to each employee of Parent listed on Exhibit I-1 (collectively, the employees covered by (A) and (B), the “Retained Employees”).  Notwithstanding anything set forth below or herein to the contrary, (i) nothing in this Agreement shall create any obligation on the part of the Targets or the Acquiror or any of its Affiliates to continue the employment of any Retained Employee for any definite period following the Closing and (ii) nothing in this Agreement shall preclude the Targets or the Acquiror or any of its Affiliates from altering, amending or terminating any of its employee benefit plans, or the participation of any of its employees in such plans, at any time after the Effective Time, except that Targets and Acquiror shall comply with and maintain for at least one year following the Effective Time for the benefit of Retained Employees:  (x) severance plans for the Retained Employees who were employed by any Target as of the Closing having terms that are substantially the same as the terms of Targets’ severance plans that are set forth on Schedule 5.7(a) in effect on the date of this Agreement (including terms of credit for any service earned prior to the Effective Time); and (y) a severance plan for the Retained Employees who were employed by Parent as of the Closing having terms that are substantially the same as the terms of Parent’s Executive Severance Plan in effect on the date of this Agreement (including terms of credit for any service earned prior to the Effective Time).

(b) Acquiror shall be responsible for all Severance Obligations to:  (i) any employee of Targets who is terminated from employment after the Effective Time; (ii) any employee of Parent who is employed by a Target or the Acquiror or any of its Affiliates on or around the Closing Date or related to the Transactions; (iii) any individual listed on Exhibit I-2; and (iv) any individual listed on Exhibit J who is not hired by a Target or the Acquiror or any of its Affiliates on or around the Closing Date or related to the Transactions (such individuals covered by (iv), the “Executive Potential Terminees”) to the extent the Severance Obligations to Executive Potential Terminees exceed Five Million Dollars ($5,000,000.00) in the aggregate.  The Parent shall be responsible for all Severance Obligations owed to C.E. Andrews, and in addition, up to Five Million Dollars ($5,000,000.00) in the aggregate for Severance Obligations owed to the Executive Potential Terminees.  All outstanding equity awards granted to the individuals listed on Exhibit J as of the date hereof are identified on Schedule 5.7(b).  Acquiror shall reimburse Parent for any Severance Obligations that are paid by Parent, but for which Acquiror is responsible; provided that Acquiror’s responsibility to reimburse Parent for such Severance Obligations is conditioned upon:  (x) Parent notifying Acquiror of such termination and the total amount of Severance Obligations for which Parent will be entitled to reimbursement no later than the thirtieth (30th) Business Day following Closing; and (y) Parent delivering to Acquiror within three (3) months after Closing a schedule (the “Severance Payment Schedule”) showing all severance payments that have been or will be paid and for which Parent is entitled to reimbursement.  If the Acquiror or any of the Targets or any of their post-Closing Affiliates hire C.E. Andrews or any Executive Potential Terminee within twelve (12) months after the Effective Time, the Acquiror shall reimburse the Parent for the Severance Obligations that were Parent’s responsibility pursuant to this Section 5.7(b).

(c) Payment of the obligations set forth on the Change in Control Schedule (as defined below) related to the H&R Block Deferred Compensation Plan and the RSM McGladrey, Inc. Managing Director Retirement Plan (collectively the “HRB Deferred Compensation Plans”) will be the responsibility of the Parent and its post-Closing Affiliates to the extent of the amounts set forth on the Change in Control Schedule and all corresponding tax benefits will be for the benefit of the Parent or one of its Affiliates after Closing.  Any and all other obligations under the HRB Deferred Compensation Plans to each and every Change in Control Participant (as defined below) are hereby assumed by the Acquiror, and all corresponding tax benefits shall be for the benefit of the Acquiror; provided, however, the Parent and its Affiliates shall be responsible for all liabilities and obligations resulting from any failure to administer the H&R Block Deferred Compensation Plan in accordance with the terms of its plan document that occurred prior to the Closing Date, except that neither Parent nor its Affiliates shall be responsible for:  (i) any failure to comply with the Governance Agreement in relation to retirement benefits, including but not limited to any failure to make contributions to the RSM McGladrey, Inc. Managing Director Retirement Plan beyond the one, initial $10,000,000 contribution that was credited as of March 1, 2011, the fact that the initial contribution to the RSM McGladrey, Inc. Managing Director Retirement Plan was not credited before March 1, 2011, the fact that no contribution to an RSMM Funding Vehicle (as defined in the Governance Agreement) was ever made, and the fact that there were no earnings on an RSMM Funding Vehicle; or (ii) any earnings related to the HRB Deferred Compensation Plans between the close of business on the Closing Date and the date of payment.  The Parent or one of its Affiliates will terminate the portions of the HRB Deferred Compensation Plans that relate to all participants in the HRB Deferred Compensation Plans who “experienced the change in control event” within the meaning of such phrase as it appears in Treasury Regulations section 1.409A-3(j)(4)(ix)(B), which participants (the “Change in Control Participants”) will be set forth on a schedule (the “Change in Control Schedule”) to be prepared by the Parent as of the Closing.  The parties agree that the “Change in Control Participants” who “experienced the change in control event” shall consist of each participant in an HRB Deferred Compensation Plan who is employed by Parent or any of the Targets on the Closing Date or who is an employee of Parent as of the date hereof and is not listed on Exhibit I-1, and no other participants in the HRB Deferred Compensation Plans will have “experienced the change in control event.”  The Change in Control Participants who Parent is required to list on the Change in Control Schedule consist of, and are limited to, each and every participant in an HRB Deferred Compensation Plan who is employed by any of the Targets or Parent on the Closing Date or who is an employee of Parent as of the date hereof and is not listed on Exhibit I-1.  Parent shall provide to Acquiror on the date of the Effective Time a list of individuals whose employment with the Targets terminated on or after August 23, 2011 and before the Closing or who is an employee of Parent as of the date hereof and is not listed on Exhibit I-1 (the “Former Target Employees”).  Acquiror agrees not to rehire any Former Target Employee in a manner or at a time that would cause any such Former Target Employee to have “experienced the change in control event” within the meaning of Treasury Regulation Section 1.409A-3(j)(4)(ix)(B).  The payment obligations set forth on the Change in Control Schedule shall equal the aggregate amount of each Change in Control Participant’s balance on the books and records of the HRB Deferred Compensation Plans as of the close of business on the Closing Date, which shall be based on (i) full vesting in the HRB Deferred Compensation Plans for each Change in Control Participant as of the Closing Date; (ii) no additional contribution or credit being made to the RSM McGladrey, Inc. Managing Director Retirement Plan beyond the one, initial ten million dollar ($10,000,000) contribution that was credited as of March 1, 2011; and (iii) earnings and losses on the contribution described in clause (ii) being credited through the close of business on the Closing Date.  The Change in Control Schedule shall set forth the aggregate amount to be paid to the Change in Control Participants, and the Parent and its Affiliates shall have no obligation to provide the balances of the individual participants set forth on the Change in Control Schedule.  For the avoidance of doubt, the Parent and its Affiliates shall have no liability or obligation under the RSM McGladrey, Inc. Managing Director Retirement Plan other than the payment obligation set forth on the Change in Control Schedule.  Payment of amounts owed to the Change in Control Participants under the HRB Deferred Compensation Plans pursuant to this Agreement shall be issued by wire transfer or check as soon as reasonably practicable at or after the Closing but no later than by the eighth (8th) Business Day after the date the Parent takes irrevocable action on the Closing Date to terminate and liquidate such portions of such plans, provided that such payments do not cause adverse tax consequences to the Parent, any of its Affiliates (with Affiliate status being determined after Closing) or any of their employees, including without limitation, under Section 409A of the Code (the “Change in Control Participant Payments”).  In the event that Parent and Acquiror both agree that the Change in Control Participant Payments will cause the Parent or any of its post-closing Affiliates or any of their employees adverse tax consequences, such agreement not to be unreasonably withheld, and as a result, such amounts are not paid as permitted under this Section 5.7(c), such amounts will be paid as promptly as possible without causing HRB, the Parent, any of their post-Closing Affiliates or any of their employees such adverse tax consequences but no later than within twelve (12) months after the date the Parent or any of its Affiliates takes irrevocable action to terminate and liquidate such portions of such plans.  As soon as practicable following issuance of the Change in Control Participant Payments, Parent shall deliver written notice to Acquiror that all of the Change in Control Participant Payments have been issued.  Within two (2) Business Days after the date that such notice is received by Acquiror, Acquiror shall pay to the Parent, by wire transfer of immediately available U.S. funds to a bank account designated by the Parent, the Post-Closing Payment.

(d) After the Closing, the Parent and its Affiliates will not have any obligations to the Change in Control Participants relating to the HRB Deferred Compensation Plans, other than the obligations set forth in Section 5.7(c).

(e) The Acquiror shall establish flexible spending accounts for medical and dependent care expenses under a new or existing plan established or maintained under Section 125 and Section 129 of the Code (the “Acquiror FSA”), effective as of the Closing Date, for each Retained Employee who, on or prior to such date, is a participant in, and maintains a flexible spending account for medical or dependent care expenses under, a Plan maintained by HRB, the Parent or  another Affiliate of HRB (other than a Target) pursuant to Section 125 and Section 129 of the Code (the “Seller FSA”).  As of the Closing Date, Acquiror shall credit the applicable account of each such Retained Employee under the Acquiror FSA with an amount equal to the amount withheld from such Retained Employee’s compensation prior to such date, less any reimbursements processed prior to such date, under the Seller FSA.  As soon as practicable, and in no event later than 30 days, after the Closing Date HRB shall transfer to Acquiror a cash payment equal to the excess, if any, of the aggregate amount withheld from Retained Employees’ compensation under the Seller FSA as of the Closing Date for the plan year in which the Closing Date occurs over the aggregate amount of reimbursements paid as of the Closing Date to Retained Employees under the Seller FSA for such plan year.  Acquiror shall be responsible for administering and paying under the applicable plans of Acquiror all eligible reimbursement claims of the Retained Employees incurred in the calendar year in which the Closing Date occurs that have not been paid as of the Closing Date, whether such claims arose before, on or after the Closing Date.  Acquiror and HRB intend that the actions to be taken pursuant to this clause be treated as an assumption by Acquiror of the portion of the Seller FSA and the elections made thereunder attributable to such Retained Employees.

Section 5.8 Intercompany Balances.  The Parent, the Acquiror, the Sub, and the Company for and on behalf of its Subsidiaries agree that at the Effective Time, all obligations and amounts underlying the “Intercompany Payable/Receivable” account on the consolidated balance sheet of the Targets immediately prior to the Effective Time shall be released and forgiven.

Section 5.9 Directors and Officers.  The Parent agrees to appoint new directors and officers of the Targets at the Effective Time if so requested by the Acquiror.

Section 5.10 Excluded Assets.  After the Conversions and the Contribution have been completed but before the Closing, the Targets shall transfer or assign all of their right, title and interest in the Excluded Assets (the “Excluded Asset Transfer”) to the Parent, and, at the Closing, the Parent and the Acquiror shall execute a letter substantially in the form attached hereto as Exhibit K (the “Excluded Asset Call Letter”) granting the Acquiror the right to purchase the Excluded Assets on the terms set forth in the Excluded Asset Call Letter.

Section 5.11 Termination of Rights to the Names and Marks.  Except as expressly provided in the Transition Services Agreement and to the extent any Mark (as such term is defined in the Trademark Agreement) constitutes an Excluded Asset, as soon as practicable after the Closing Date (and in any event within sixty (60) days thereafter), HRB and the Parent shall and shall cause each of its Affiliates to (a) cease and discontinue all uses of each Mark (as such term is defined in the Trademark Agreement) and any associated domain names and (b) complete the removal, destruction or transfer of the Mark (as such term is defined in the Trademark Agreement) from all products, signage, vehicles, properties, technical information and promotional materials.  HRB and the Parent, for themselves and their respective Affiliates, agrees that their rights to the Mark (as such term is defined in the Trademark Agreement) pursuant to the terms of any agreements between the Company and its Affiliates on the one hand and the Parent and its Affiliates on the other, including the Trademark Agreement, shall terminate on the Closing Date.

Section 5.12 Parent Obligations.  HRB shall cause the Parent to take all actions and timely perform all of the obligations required to be taken or performed by Parent under the terms of this Agreement.

Section 5.13 Investigation by Acquiror.  Parent shall and shall cause the Targets to afford the officers, employees and authorized representatives of Acquiror (including independent public accountants and attorneys) reasonable access during normal business hours to the offices, properties, and business and financial records (including computer files, retrieval programs and similar documentation) of the Targets that the Acquiror may reasonably request and shall furnish to Acquiror or its authorized representatives such additional information concerning the business and the operations of the Targets as shall be reasonably requested, including all such information as shall be necessary to enable Acquiror or its representatives to verify the accuracy of the representations and warranties contained in this Agreement or any other Transaction Document, to verify that the covenants of Parent and its Affiliates contained in this Agreement and any other Transaction Document have been complied with and to determine whether the conditions set forth in Article VII have been satisfied, provided that the Parent is under no obligation to provide any information or permit any access the permission of which is restricted by Law.  Acquiror agrees that such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of the Targets.

Section 5.14 Covenant Not to Compete or Solicit Business or Employees.

(a) In furtherance of the Transactions contemplated and to more effectively protect the value and goodwill of the business being acquired by Acquiror, HRB and Parent covenant and agree that, for a period ending on the third (3rd) anniversary of the Closing Date, neither HRB nor Parent nor any of their Affiliates will, except as specifically reserved in subsection (b):

(i) directly or indirectly (whether as principal, agent, independent contractor, partner or otherwise) enter into, own, manage, operate, control, participate in or otherwise carry on, any alternative practice structure or similar arrangement with any audit or accounting firm anywhere in the world that involves affiliation with certified public accountants to establish accounting and consulting offices such as those provided under the alternative practice used by the Acquiror and the Company (it being understood by the parties hereto that the business of Acquiror and the Targets is not limited to any particular region of the world and that such business may be engaged in effectively from any location in the world); or

(ii) induce or attempt to persuade any client of the Targets to terminate such business relationship in order to enter into any such relationship on behalf of any other business organization in competition with the Acquiror or the Targets.

(b) The parties explicitly agree that nothing in this Section 5.14 shall impede, restrict or otherwise limit the ability of HRB and its Affiliates after the Closing to continue to conduct their businesses as currently conducted by HRB and its Affiliates (excluding the Targets) anywhere in the world, either alone or through joint ventures, affiliations, referral relationships or similar arrangements with international partners, including without limitation the provision of tax preparation services and related financial and business services and the offering of “do it yourself” products, whether from retail locations or through on-line software offerings.

(c) During the period commencing on the Closing Date and ending on the third (3rd) anniversary of the Closing Date, neither HRB, the Parent nor any of their Affiliates will, directly or indirectly, (i) hire, or knowingly encourage the hiring of, any partner or employee of Acquiror or the Targets or (ii) solicit, induce or attempt to persuade any partner or employee of Acquiror or the Targets to terminate their partnership or employment relationship with Acquiror or the Targets, except through general, non-targeted solicitations or advertising or where such partner or employee of the Acquiror or Targets initiates the communication with HRB or its Affiliates.

(d) If any of HRB, Parent or any of their Affiliates violate any of its obligations under this Section 5.14, Acquiror may proceed against it in law or in equity for such damages or other relief as a court may deem appropriate.  HRB and Parent acknowledge that a violation of this Section 5.14 may cause Acquiror irreparable harm which may not be adequately compensated for by money damages.  HRB and Parent therefore agree that in the event of any actual or threatened violation of this Section 5.14, Acquiror shall be entitled, in addition to other remedies that it may have, to a temporary restraining order and to preliminary and final injunctive relief against HRB or Parent or such Affiliates thereof to prevent any violations of this Section 5.14, without the necessity of posting a bond.  It is the intent and understanding of each party hereto that if, in any action before any court or agency legally empowered to enforce this Section 5.14, any term, restriction, covenant or promise in this Section 5.14 is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such court or agency.

Section 5.15 Financing Cooperation.  Prior to the Closing, each of HRB, the Parent and the Company shall provide, and shall cause the other Targets to provide, and shall use its commercially reasonable efforts to cause its and their officers, employees and advisors, including legal and accounting, to provide reasonable cooperation requested by Acquiror or Sub in connection with the arrangement of any debt or equity financing transaction by Acquiror or Sub in connection with the Merger (the “Financing”), including (a) providing financial and other relevant information regarding the Targets that is reasonably necessary and cooperating in the preparation of pro forma financial information for the Merger (including information to be used in the preparation of an information package, offering memorandum, prospectus, prospectus supplement or similar document regarding the business, assets, operations, financial projections and prospects of Acquiror and the Targets customary for such financing or reasonably necessary for the completion of the Financing) in each case as may be reasonably required to obtain the Financing, (b) cooperating with reasonably necessary marketing efforts for the Financing (including consenting to the reasonable use of the logos of the Targets), (c) using reasonable efforts to participate as appropriate in meetings, presentations, road shows, drafting sessions, and sessions with the rating agencies as are reasonably necessary to consummate the Financing, (d) providing reasonable assistance to Acquiror and Sub and their financing sources in the amendment or termination of any of the Targets’ existing credit agreements, currency or interest hedging agreements, or other agreements, in each case it being understood and agreed that information and documents provided by the Parent or the Targets may be delivered to agents and lenders and their respective representatives and (e) subject to the appropriate confidentiality undertakings, cooperating reasonably with Acquiror’s financing sources’ or underwriters’, as applicable, due diligence investigations and requests for information schedules and other certificates.

Section 5.16 APS Agreements.  As of the Closing Date, each of the APS Agreements shall be terminated without any further liability to the parties thereto, and any and all past and continuing rights, liabilities or obligations therein thereby shall be extinguished and released, including any and all claims relating to the bonus pools maintained by the Parent, the Targets, the Acquiror or any of their Affiliates for the employees of the Targets or the partners or employees of the Acquiror and its Affiliates.

Section 5.17 APS Entity Allocations.  With respect to the results of operations of the alternative practice structure between the Acquiror and the Company, the Parent shall and shall cause the Company to allocate income and expenses between the participants in the alternative practice structure through the Closing Date in accordance with the APS Agreements and consistent with past practice.

Section 5.18 Parent Employee Contract Rights.  Parent shall and shall cause its Affiliates to enforce the terms of any non-compete, non-solicit or confidentiality Contract with any of its employees who have been involved or become involved in the business of the Targets to the full extent of any rights afforded to Parent or its Affiliates thereto and shall not waive or modify any such rights without the prior written consent of Acquiror.

Section 5.19 Insurance.

(a) With respect to any claims that occur before Closing under any Target Insurance Policy that is an occurrence-based policy, Parent shall file claims for all occurrences including Targets that occur before Closing and are therefore covered under a Target Insurance Policy.  Parent shall cooperate with Targets with respect to such claims and shall provide Targets with the benefit of such policies.

(b) With respect to any claims including Targets made before Closing under any Target Insurance Policy that is a claims-made policy (other than ERISA Bond insurance and Birchtree Financial Bond insurance), Parent shall file such claims under such Target Insurance Policy, and Targets shall pay directly, or reimburse Parent for the cost incurred by Parent or any of its Affiliates for, all deductibles and other retention amounts related to such covered claims.

(c) With respect to any claims including Targets made after Closing under any Target Insurance Policy that is a claims-made policy (other than ERISA Bond insurance) based on events that occurred before Closing, (i) to the extent possible, Targets will obtain prior acts endorsement under the new insurance policies that Targets have in place as of the Closing and Targets will file such claims under such new policies or (ii) to the extent the Targets cannot obtain such prior claims coverage for any particular type of insurance, Parent shall use commercially reasonable efforts to obtain tail coverage under such applicable Target Insurance Policies for a three-year period after Closing and shall, to the extent Parent is able to obtain such tail coverage, file such claims under such Target Insurance Policy or (iii) to the extent Parent cannot equitably obtain such tail coverage for any particular type of insurance, Parent shall use commercially reasonable efforts to obtain additional assured endorsement language, mutually satisfactory to Parent and Acquiror, and to the extent Parent is able to obtain such additional assured endorsement, file such claims under such Target Insurance Policy.  Targets shall promptly pay directly, or reimburse Parent for the cost incurred by Parent or any of its Affiliates for, all premiums, deductibles, retention amounts and any other costs related to such insurance coverage or such covered claims.

(d) The Acquiror and the Targets shall be responsible for all claims not covered in subsection (a)-(c) of this Section 5.19.

Section 5.20 Investment Advisory and Other Consents.  The Company shall, in material compliance with the Advisers Act, seek the consent of its Investment Management Services clients with whom it has Investment Advisory Contracts not requiring written consent to assign

(the “Negative Consent Contracts”) to the assignment of their respective Negative Consent Contracts with the Company resulting from the transactions contemplated hereby by delivering (by electronic or regular mail) a negative consent in substantially the form attached hereto as Exhibit L-1 to such clients by no later than thirty (30) days prior to the Closing Date.  The Company shall also seek the consent of (a) the counterparties to its agreements for investment aggregation and reporting services, and (b) Investment Management Services clients not having Negative Consent Contracts to the assignment of their respective contracts with the Company resulting from the transactions contemplated hereby and use all commercially reasonable efforts to obtain such consents.  The document to be used to solicit the consent of such counterparties whose contracts with the Company expressly require their written consent shall be in substantially the form attached hereto as Exhibit L-2, and the Company shall deliver (by electronic or regular mail) such consent form to such clients and counterparties by no later than thirty (30) days prior to the Closing Date.

Section 5.21 Leased Real Property Documents.  With respect to each parcel of Leased Real Property, the Parent shall use commercially reasonable efforts to deliver to Acquiror upon request such other documents and instruments relating to such property as may be reasonably requested by Acquiror or required by its lenders to confirm the state of leasehold title, certify the state of relevant factual matters, or confirm the relevant parties’ acquiescence to Merger, the costs of which shall be paid by Acquiror, including the following:  (a) memoranda of leases in recordable form and consents to leasehold mortgages from landlords under the Leases; and (b) estoppel certificates executed by landlords under the Leases certifying as to such factual matters as Acquiror and, if applicable, its lenders may request.

Section 5.22 Communications with Employees.  Through the Closing, any written presentation by the Acquiror to managing directors and employees of any Target concerning the Transactions shall be subject, to the extent practical, to review and approval by the Parent, which approval shall not be unreasonably withheld, delayed or conditioned.

Section 5.23 Nondisparagement.  During the period commencing on the date hereof and ending on the third (3rd) anniversary of the Closing Date, the Acquiror and the Sub agree not to disparage HRB, the Parent, the Targets, or any of their Affiliates, or any of their officers or directors, and not to make or solicit comments, statements or the like that may reasonably be considered derogatory or detrimental to the good name or business reputation of any such officer or director.  During the period commencing on the date hereof and ending on the third (3rd) anniversary of the Closing Date, HRB and the Parent agree not to disparage the Acquiror, the Sub, the Targets, or any of their Affiliates, or any of their partners, managing directors or officers, and not to make or solicit comments, statements or the like that may reasonably be considered derogatory or detrimental to the good name or business reputation of any such partners, managing directors or officers.

Section 5.24 Cooperation in HRB Financial Audit.  After the Closing, the Acquiror shall cause each of the Targets to cooperate with HRB’s year end financial audit for the fiscal year ended April 30, 2012 and to provide such schedules, information and assistance as is reasonably requested by HRB and its outside auditors to enable such auditors to complete the procedures required for such audit and issue a report regarding HRB based on such audit.  HRB shall request that such auditors perform such procedures, to the extent possible, as soon as reasonably practicable after the Closing.

Section 5.25 Termination of APA and other Agreements.  As of the Closing Date, each of (a) that certain Asset Purchase Agreement, dated as of June 28, 1999, by and among Acquiror, MP Active Partners Trust, MP Retired Partners Trust, HRB Business Services, Inc., MGP Business Services, Inc. and HRB and (b) the Services and Expense Sharing Agreement, dated May 1, 2008, between McGladrey Capital Markets, Inc. and the Company, shall be terminated without any further liability to the parties thereto, and any and all past and continuing rights or obligations therein thereby shall be extinguished and released.

Section 5.26 Post-Closing Access.  (a) Following the Closing, subject to Section 5.4 and any Legal Privilege, the Acqurior shall, during normal business hours and upon reasonable advance notice from the Parent, cause the Targets to:  (i) provide the Representatives of the Parent with reasonable access to the books and records of each Target, and to the personnel responsible for preparing and maintaining such books and records, in order to enable the Parent or its Affiliates to conduct their ongoing business operations including to:  (A) defend or pursue any Action by or against any third party, (B) defend or pursue indemnification matters hereunder with respect to any Third Party Claim or (C) address accounting, financial or legal matters or respond to an investigation or inquiry by any Governmental Authority; and (ii) permit the Parent’s Representatives to make copies of such books and records, at the Parent’s expense.

(b) Following the Closing, subject to Section 5.4 and any Legal Privilege, the Parent and HRB shall, during normal business hours and upon reasonable advance notice from the Acquiror:  (i) provide the Representatives of the Acquiror with reasonable access to the books and records of Parent and HRB, and to the personnel responsible for preparing and maintaining such books and records, in order to enable the Acquiror or its Affiliates to conduct their ongoing business operations including to:  (A) defend or pursue any Action by or against any third party, (B) defend or pursue indemnification matters hereunder with respect to any Third Party Claim or (C) address accounting, financial or legal matters or respond to an investigation or inquiry by any Governmental Authority; and (ii) permit the Acquiror’s Representatives to make copies of such books and records, at the Acquiror’s expense.

ARTICLE VI
TAX MATTERS

The following provisions shall govern the allocation of responsibility as between the Acquiror and the Parent for certain tax matters following the Closing Date:

Section 6.1 Cooperation in Tax Matters.  The Acquiror and the Parent shall, and each of them shall cause its applicable Affiliates to, (i) cooperate with respect to all Tax matters, including endeavoring to convert each of the Solutions JVs into partnerships for U.S. federal Income Tax purposes and making any necessary filings such that each Target will be disregarded as an entity separate from the Parent for applicable state Income Tax purposes, and (ii) provide one another with such information and assistance as is reasonably requested to enable the requesting party to (a) complete and file all Tax Returns which it, or its Affiliates, may be required to file (or cause to be filed), (b) prepare for any audit by any taxing authority, and

(c) prosecute or defend any claim, suit or proceeding relating to any Tax Return, in each case, with respect to the Targets.  The Acquiror and the Parent, shall, and each of them shall cause its applicable Affiliates to, execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 6.1.

Section 6.2 Treatment of Merger as Asset Sale for Income Tax Purposes.  The Acquiror and the Parent shall, and each of them shall cause its applicable Affiliates to, treat the consummation of the Merger for U.S. federal Income Tax purposes, and to the extent permitted by each state for state Income Tax purposes, as the acquisition of the assets of each Target due to the each such Target’s treatment as being disregarded as an entity separate from the Parent for U.S. federal and applicable state Income Tax purposes on the Closing Date.

Section 6.3 Liability for Taxes.  HRB and Parent shall jointly and severally defend, indemnify and hold harmless the Acquiror Indemnified Parties from and against any and all Losses asserted against, incurred, sustained or suffered by any Acquiror Indemnified Party as a result of, arising out of or relating to:  (a) Taxes imposed on any Target, or for which any Target may otherwise be liable, as a result of having been a member of a Company Group (including, without limitation, Taxes for which any Target may be liable pursuant to Treasury Regulation § 1.1502-6 or similar provisions of state, local or foreign law as a result of having been a member of a Company Group and any Taxes resulting from any Target ceasing to be a member of any Company Group); (b) Taxes imposed on any Target, or for which any Target may otherwise be liable, for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date; (c) Taxes imposed as a result of the Conversions; and (d) any Tax liability relating to the ownership or operation by the Parent or the Company of the Previously Sold Businesses; provided, however, that the Parent shall not be liable for any Non-Income Tax to the extent of any accrual for such Non-Income Tax taken into account in the calculation of Final Net Working Capital.

Section 6.4 Straddle Period.  In the case of any taxable period that begins on or before, but ends after, the Closing Date (a “Straddle Period”), (a) the amount of any Income Taxes or other Tax measured by receipts of the Targets for the pre-Closing tax period shall be determined based on an interim closing of the books as of the Closing Date (and for such purpose, the taxable period of any partnership or pass-through entity in which any Target holds a beneficial interest shall be deemed to terminate at such time) and (b) the amount of other Taxes of the Targets for a Straddle Period that relates to the pre-Closing tax period shall be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in such Straddle Period.

Section 6.5 Responsibility for Filing Tax Returns.  The Parent, or its Affiliates, shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) (a) all Income Tax Returns that are required to be filed by or with respect to the Targets for reporting periods ending on or before Closing (or items of income, gain, deduction, loss, credit or other Tax items thereof recognized on or before Closing) and (b) all other Tax Returns that are required to be filed by or with respect to the Targets on or prior to the Closing Date (collectively, “Pre-Closing Tax Returns”).  In each case the Parent, or its Affiliates, shall remit or cause to be remitted any Taxes due in respect of such Pre-Closing Tax Returns.  The Acquiror, or its Affiliates, shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Non-Income Tax Returns that are required to be filed by or with respect to the Targets after the Closing Date and the Acquiror, or its Affiliates, shall remit or cause to be remitted any Taxes due in respect of such Tax Returns.  Except as may be necessary to effect or reflect the Conversions, all Pre-Closing Tax Returns shall be prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods.

Section 6.6 Refunds and Tax Benefits.  Any Tax refunds or credits for overpayment that are received by the Acquiror, Surviving Company and its Subsidiaries and that relate to Taxes for which the Parent is liable under Section 6.3 shall, except to the extent taken into account in the calculation of Final Net Working Capital, be for the account of the Parent, and the Acquiror shall pay over to the Parent any such refund or the amount of any such credit within fifteen (15) days after receipt.  The Acquiror and the Parent agree that the Parent and its Affiliates shall claim any and all tax deductions and other tax benefits related to the payments made to employees for the HRB Deferred Compensation Plans.

Section 6.7 Reimbursement.  The Parent or the Acquiror, as the case may be, shall provide reimbursement for any Tax paid by one party all or a portion of which is the responsibility of the other party in accordance with the terms of this Article VI without regard to the aggregate indemnification limitations set forth in Section 8.6.

Section 6.8 Amended Tax Returns.  None of the Acquiror, the Sub, the Surviving Company or any of their Affiliates shall amend any Tax Returns of the Targets for any pre-Closing tax period without the prior written consent of the Parent, which consent shall not be unreasonably conditioned, delayed or withheld.

Section 6.9 Certain Taxes and Fees.  All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Transactions shall be the liability of and shall be paid by the party that is primarily liable for the payment of such Tax under applicable law.

Section 6.10 Tax Contests.  If any party, or any of its Affiliates, receives any notice of a pending or threatened Action relating to Taxes for which any other party hereto, or any of its Affiliates, may have a liability, such party shall promptly notify such other party within ten (10) Business Days after the receipt of such notice.  The parties agree to consult with and to keep the other parties hereto informed on a regular basis regarding the status of any such Action to the extent that such Action could affect the liability of such other parties (including indemnity obligations hereunder).  The Parent and its Affiliates shall have the right to control any Action related solely to a Pre-Closing Tax Return, and shall not settle such an Action on behalf of the Targets without the Acquiror’s consent, which shall not be unreasonably withheld, delayed or conditioned.  The Acquiror and its Affiliates shall have the right to control any Action related to any Tax Return that is not solely related to a Pre-Closing Tax Return, and, with respect to such

Tax Returns that relate to the portion of a Straddle Period ending on and including the Closing Date, the Acquiror shall not settle any such Action on behalf of the Targets without the Parent’s consent, which shall not be unreasonably withheld, delayed or conditioned.

Section 6.11 Tax Return Preparation Business.  The Parent and the Acquiror agree that all files, work papers and other records relating to the Targets’ tax return preparation business are being transferred pursuant to Treasury Regulation § 301.7216-2(m) and (n) and Treasury Regulation § 301.7216 2T(n).  The Acquiror acknowledges that the Acquiror will be a “tax return preparer” under Treasury Regulation § 301.7216-1(b)(2) with respect to these files, work papers, and other records, subject to the provisions of Section 7216 of the Code.

Section 6.12 Electronic Filing Identification Numbers.

(a) As of the date of this Agreement, the Acquiror has commenced the process for obtaining a new electronic filing identification number (“EFIN”) for each Target location that currently files federal Tax Returns electronically, and the Acquiror will diligently pursue the application for and the obtaining of those EFINs.  The parties acknowledge that it is possible that the new EFIN for one or more locations will not be available as of the Closing Date.  HRB and Parent each agrees that it will not terminate the existing EFIN for any Target location that currently files any federal Tax Returns electronically until the earlier of (i) the date on which the Acquiror notifies HRB that it has obtained a new EFIN and (ii) January 1, 2012.

(b) On the Closing Date, the Acquiror will notify HRB of (i) every location for which it has obtained a new EFIN and (ii) every location for which it has applied for but not yet obtained a new EFIN.  After the Closing Date, the Acquiror will promptly notify HRB of the receipt of an EFIN for any location identified in clause (ii), and HRB or the Parent may then immediately terminate the old EFIN for that location.  HRB or the Parent shall promptly terminate the old EFIN for each remaining location described in clause (ii) effective December 31, 2011, and the Acquiror will not use any old EFIN after that date.

Section 6.13 Certain Survival of Obligations.  Notwithstanding anything to the contrary in this Agreement, and notwithstanding Section 8.1 of this Agreement, following Closing the obligations of the parties set forth in this Article VI shall survive until thirty (30) days after the expiration of all applicable statutes of limitation for the underlying claim, including any extensions or waivers, and shall not be subject to the limitations on indemnification set forth in Section 8.6.

Section 6.14 754 Elections.  If the contemplated India JV is in existence as of the Closing Date, the Tax Return for the period including the Closing Date shall include an election under Section 754 of the Code to the extent allowed in the joint venture agreement of the India JV or if otherwise agreed to in writing with the India JV partners.  Any partnership Tax Returns filed for any Solutions JV will also include elections under Section 754 of the Code if the Acquiror requests that such elections be made and the elections are allowed in the operating agreement or other governing documents of such Solutions JV or if otherwise agreed to in writing with the other members of such Solutions JV.

ARTICLE VII
CONDITIONS TO CLOSING

Section 7.1 General Conditions.  The respective obligations of each party to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by any party in its sole discretion (provided that such waiver shall only be effective as to the obligations of such party):

(a) No Injunction, Prohibition or Action.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent), that is then in effect and that enjoins, restrains, conditions, makes illegal or otherwise prohibits the consummation of any of the Transactions or instituted any Action challenging or seeking to restrain or prohibit consummation of any of the Transactions that has not been overturned.

(b) Necessary Governmental Approvals.  (i) Any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or shall have been terminated; (ii) FINRA approval of the Merger shall have been obtained; provided, however, if FINRA approval has not been received by November 28, 2011, the Company will submit a supplemental letter to FINRA indicating that the parties will be relying on FINRA Rule 1017(c)(1) to close the Merger prior to the receipt of  FINRA approval and FINRA approval of the Merger shall no longer be a condition to either party’s obligation to consummate the Transactions; and (iii) the parties shall have received all other approvals and actions of or by all Governmental Authorities which are necessary to consummate the Transactions, which are either specified in Schedule 7.1(b) or otherwise required to be obtained prior to the Closing by applicable Law.

Section 7.2 Conditions to Obligations of HRB, the Company and the Parent.  The obligations of HRB, the Company and the Parent to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by HRB, the Company and the Parent in their sole discretion:

(a) Representations, Warranties and Covenants.  (i) The representations and warranties of the Acquiror and the Sub disregarding any material, materiality or Material Adverse Effect qualifications contained in such representation or warranty contained or referred to in Sections 4.1 (Organization), 4.2 (Authority), 4.4 (Brokers) and 4.6 (Financing), shall be true and correct in all respects both when made and as of the Closing Date as if made anew at and as of that time except for any failure or failures of such representations and warranties to be true and correct that do not, individually or in the aggregate, cause such representations and warranties of the Acquiror and the Sub to be materially inaccurate taken as a whole, and all of the remaining representations and warranties of the Acquiror and the Sub (disregarding any material, materiality or Material Adverse Effect qualifications contained in such representation or warranty) contained in this Agreement or any schedule, certificate or other document delivered pursuant hereto or in connection with the transactions contemplated hereby or thereby shall be true and correct in all respects both when made and as of the Closing Date as if made anew at and as of that time (other than representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct as of such specified date) except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Acquiror or the Sub to perform its obligations under this Agreement and the other Transaction Documents; and (ii) the Acquiror and the Sub shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement prior to or at the Closing.

(b) Closing Deliveries.  The Acquiror shall have delivered the items required to be delivered pursuant to Section 2.8(a).

Section 7.3 Conditions to Obligations of the Acquiror and the Sub.  The obligations of the Acquiror and the Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Acquiror or the Sub in their sole discretion:

(a) Representations, Warranties and Covenants.  (i) The representations and warranties of the Parent (disregarding any material, materiality, or Material Adverse Effect qualifications contained in such representation or warranty) contained or referred to in Sections 3.1 (Organization and Qualification), 3.2 (Authority), 3.4 (Capitalization), 3.5 (Equity Interests), 3.12 (Title to and Condition of Assets) with respect to title, and 3.19 (Brokers), shall be true and correct in all respects, both when made and as of the Closing Date as if made anew at and as of that time except for any failure or failures of such representations and warranties to be true and correct that do not, individually or in the aggregate, cause such representations and warranties of the Parent to be materially inaccurate taken as a whole, and all of the remaining representations and warranties of the Parent (disregarding any material, materiality, or Material Adverse Effect qualifications contained in such representation or warranty) contained in this Agreement or any schedule, certificate or other document delivered pursuant hereto or in connection with the transactions contemplated hereby or thereby shall be true and correct in all respects both when made and as of the Closing Date as if made anew at and as of that time (other than representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct as of such specified date) except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, constitute a Material Adverse Effect; and (ii) the Parent and the Company shall have performed all obligations in all material respects and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

(b) Closing Deliveries.  The Parent shall have delivered the items required to be delivered pursuant to Section 2.8(b).

(c) Parent Transactions.  The Conversions, the Contribution and the Excluded Asset Transfer shall have been consummated.

(d) Necessary Consents.  Parent or Targets shall have received consents, in form and substance reasonably satisfactory to Acquiror, to the transactions contemplated hereby from the other parties to all Contracts, leases and permits specified in Schedule 7.3(d) or that are otherwise necessary to prevent a Material Adverse Effect.

(e) No Material Adverse Effect.  Between April 30, 2011 and the Closing Date, there shall not have occurred any Material Adverse Effect.

ARTICLE VIII
INDEMNIFICATION

Section 8.1 Survival.  All representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement; provided, however, that, except as otherwise provided in this Article VIII, the representations and warranties contained in Articles III and IV or under any certificate delivered with respect thereto under this Agreement shall terminate eighteen (18) months after the Closing Date, except for (a) the representations and warranties in Sections 3.1 (Organization and Qualification), 3.2 (Authority), 3.4 (Capitalization), 3.5 (Equity Interests), 3.12 (Title to and Condition of Assets) with respect to title, 3.19 (Brokers), 4.1 (Organization), 4.2 (Authority) and 4.4 (Brokers), which shall survive indefinitely and (b) the representations and warranties in Sections 3.10 (Employee Benefit Plans), 3.11 (Labor and Employment Matters) and 3.16 (Taxes), which shall survive until thirty (30) days after the expiration of all applicable statutes of limitations for the underlying claim, including any extensions or waivers.  Except as otherwise provided herein, no claim shall be made for the breach of any representation or warranty contained in Article III or IV or under any certificate delivered with respect thereto under this Agreement after the date on which such representations and warranties terminate as set forth in this Section.  No party shall have any liability whatsoever with respect to any such representations or warranties unless an Officer’s Certificate is delivered pursuant to Section 8.4(a) or a notice of Third Party Claim is given to the Indemnifying Party pursuant to Section 8.5(a) prior to the date on which such representations and warranties terminate as set forth in this Section 8.1, in which case such representation or warranty shall survive as to such claim until such claim has been finally resolved.

Section 8.2 Indemnification in Favor of the Acquiror.  Subject to the provisions of this Article VIII, HRB and Parent shall jointly and severally indemnify and hold harmless the Acquiror, the Sub, the Surviving Company and their Affiliates, and the respective Representatives, successors and assigns of each of the foregoing (the “Acquiror Indemnified Parties”) from and against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, fines, penalties, costs and expenses, including reasonable attorneys’, investigator’s, expert witnesses’, court filing fees, court costs, arbitration fees or costs and other costs and other out-of-pocket expenses, incurred in investigating, defending the foregoing (collectively, “Losses”), asserted against, incurred, sustained or suffered by any Acquiror Indemnified Party as a result of, arising out of or relating to:

(a) any breach of any representation or warranty made by the Parent or any Target contained in this Agreement or any certificate delivered by or on behalf of Parent pursuant hereto or in any Transaction Documents (other than the Seller Note) (it being understood and agreed for the purposes of this Article VIII that each such representation and warranty shall be read as if it were not qualified by any “material,” “materiality,” “Material Adverse Effect” or a similar qualification);

(b) any breach of any covenant or agreement by HRB, the Parent or, to the extent such covenant or agreement is required to be performed prior to Closing, the Targets contained in this Agreement or any Transaction Document (other than the Seller Note); and

(c) the Retained Obligations and the Excluded Assets.

Section 8.3 Indemnification by the Acquiror.  Subject to the provisions of this Article VIII, the Acquiror (and after the Closing jointly and severally with the Surviving Company) shall indemnify and hold harmless HRB, the Parent and its Affiliates, and the respective Representatives, successors and assigns of each of the foregoing (the “HRB Indemnified Parties”), from and against any and all Losses asserted against, incurred, sustained or suffered by any HRB Indemnified Party as a result of, arising out of or relating to:

(a) any breach of any representation or warranty made by the Acquiror or the Sub contained in this Agreement or any certificate delivered by or on behalf of Acquiror or the Sub pursuant hereto or in any Transaction Documents (other than the Seller Note) (it being understood and agreed that for the purposes of this Article VIII each such representation and warranty shall be read as if it were not qualified by any “material,” “materiality,” “Material Adverse Effect” or a similar qualification);

(b) any breach of any covenant or agreement by the Acquiror or the Sub or, to the extent such covenant or agreement is required to be performed after Closing, the Targets contained in this Agreement or any Transaction Document (other than the Seller Note);

(c) the operation of the businesses of the Targets, all payment obligations related to the Caturano Acquisition and all other debts, obligations, liabilities and duties of these businesses, known or unknown, contingent or definite, except to the extent such Losses constitute Losses for which HRB and the Parent are required to indemnify the Acquiror Indemnified Parties under Section 6.3 or Section 8.2;

(d) the Severance Obligations that are the responsibility of the Acquiror pursuant to Section 5.7;

(e) any and all obligations related to the HRB Deferred Compensation Plans with respect to the Change in Control Participants, other than the obligations of the Parent set forth in Section 5.7(c);

(f) (i) any statements made or materials provided by the Acquiror, its Affiliates or representatives to the partners or employees of Acquiror or the Targets or other conduct of the Acquiror and its Affiliates or representatives in connection with the arrangement of the Financing, and (ii) any participation by HRB, the Parent and the Targets pursuant to Section 5.15, in the arrangement of the Financing, except, in the case of (ii) to the extent of HRB’s or Parent’s willful misconduct or gross negligence or to the extent that liability arises from the accounting books and records of the Targets being materially inaccurate or materially incomplete; and

(g) any and all Losses resulting from any claim, made by any current or former employee of the Targets or any current or former employee or partner of the Acquiror or any of its Affiliates or anyone acting on their behalf against any HRB Indemnified Party after the Closing, which is based on (i) any failure to comply with the Governance Agreement in relation to retirement benefits, including but not limited to any failure to make contributions to the RSM McGladrey, Inc. Managing Director Retirement Plan beyond the one, initial $10,000,000 contribution that was credited as of March 1, 2011, the fact that the initial contribution to the RSM McGladrey, Inc. Managing Director Retirement Plan was not credited before March 1, 2011, the fact that no contribution to an RSMM Funding Vehicle (as defined in the Governance Agreement) was ever made, and the fact that there were no earnings on an RSMM Funding Vehicle, (ii) any earnings related to the HRB Deferred Compensation Plans between the close of business on the Closing Date and the date of payment or (iii) any bonus pool maintained by the Parent, the Targets, the Acquiror or any of their Affiliates for the employees of the Targets or the partners or employees of the Acquiror and its Affiliates.

Section 8.4 Manner of Indemnification.

(a) Claims for Indemnification.  This section applies to all Losses for which an Indemnified Party proposes to demand indemnification under this Article 8, including those based on Third Party Claims.  For the purposes hereof, an “Officer’s Certificate” shall mean a certificate signed by an officer of an HRB Indemnified Party or an Acquiror Indemnified Party (each, an “Indemnified Party”) and delivered to the Parent or the Acquiror, as applicable (each, an “Indemnifying Party”):  (i) stating that Losses have been asserted against, incurred, sustained or suffered by the Indemnified Party, (ii) specifying in reasonable detail why the Indemnified Party is entitled to indemnification from the Indemnifying Party for such Losses, the facts giving rise to any claim for indemnification and the amount or the method of computation of the amount of Loss of such claim (if then known) included in the amount so stated, the date insofar as practicable each such item was paid, incurred or sustained, and the nature of the provision of this Agreement or any other document to which such item is related, and (iii) the amount of cash sought to be delivered to the Indemnified Party in compensation for such Losses as of the date of such Officer’s Certificate to the extent known.  Subject to the provisions of Section 8.4(b), the Indemnifying Party shall deliver to the Indemnified Party, as promptly as practicable, an amount of cash equal to the amount of Losses set forth in such Officer’s Certificate; provided, however, that to the extent an Officer’s Certificate alleges only the basis for anticipated Losses, no amount shall be delivered until such Losses are actually paid, incurred or sustained.

(b) Resolution of Conflicts.

(i) If the Indemnifying Party objects in writing to any claim or claims made in any Officer’s Certificate to recover Losses within thirty (30) days of receipt of such Officer’s Certificate, the Indemnifying Party and the Indemnified Party shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims.  If the Indemnifying Party and the Indemnified Party should so agree, a memorandum setting forth such agreement shall be prepared and signed by the Indemnifying Party and the Indemnified Party and any resulting payment shall be made promptly pursuant thereto.

(ii) If no such agreement can be reached after good faith negotiation within thirty (30) days after delivery of an Officer’s Certificate, either the Indemnified Party or the Indemnifying Party may pursue any legal remedy available to such Person.

Section 8.5 Third Party Claims.

(a) In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a Loss or a claim or demand made by any person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall promptly deliver notice thereof to the Indemnifying Party; provided, however, that no delay or failure on the part of an Indemnified Party in notifying the Indemnifying Party, shall relieve an Indemnifying Party from its obligations hereunder unless the Indemnifying Party is thereby materially prejudiced (and then solely to the extent of such prejudice).

(b) The Indemnifying Party shall have the right, upon written notice to the Indemnified Party within fifteen (15) days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim, to assume the defense thereof at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party, provided that the Indemnified Party may participate, through counsel chosen by it at its own expense, in the defense of any such Third Party Claim.  If the Indemnifying Party does not expressly elect to assume the defense of such Third Party Claim within the time period set forth in this Section 8.5(b), the Indemnified Party shall defend such Third Party Claim through counsel chosen by it at its own expense (and with the right of the Indemnified Party for indemnification of such expenses in accordance with this Article 8) and shall have the right to settle or compromise such Third Party Claim only after receiving the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed).  If the Indemnifying Party does not assume the defense of any Third Party Claim, the Indemnifying Party shall, at its own expense, cooperate with the Indemnified Party in such defense and make available to the Indemnified Party all witnesses, pertinent records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party.  If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall, at the Indemnifying Party’s expense, cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.  If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed), enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim if such settlement, compromise or judgment (i) involves a finding or admission of wrongdoing, (ii) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim or (iii) imposes equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder.

(c) If there shall be any conflicts between the provisions of this Section 8.5 and Section 6.10 (relating to Tax Contests), the provisions of Section 6.10 shall control with respect to Tax Contests.

Section 8.6 Limits on Indemnification.  Notwithstanding anything to the contrary contained in this Agreement:

(a) An Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 8.2(a) or Section 8.3(a), as the case may be, unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party exceeds $2,500,000, in which case the Indemnifying Party shall be liable for the entire amount of such Losses (the “Basket Limitation”) and the aggregate indemnification obligations of either Indemnifying Party under Section 8.2(a) or Section 8.3(a), as the case may be, shall be limited to $50,000,000; provided, however, that the limitations under this Section 8.6(a) shall not apply to any claim for indemnification in respect of a breach of Section 3.16 (Taxes) and the Basket Limitation shall not apply to the matter set forth in Schedule 8.6(a).

(b) No Indemnified Party may make a claim for indemnification under Section 8.2(a) or Section 8.3(a), as the case may be, for breach by the Indemnifying Party of a particular representation or warranty after the date on which such representations and warranties terminate (if such representation or warranty is subject to a time limit) as set forth in Section 8.1.

(c) Each Indemnifying Party acknowledges and agrees that for purposes hereof, Losses shall be calculated based on the amount of Loss that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by an Indemnified Party from any third party with respect thereto.

(d) No Indemnifying Party shall be entitled to indemnification under this Article VIII for any punitive, indirect, consequential, special or exemplary damages, except to the extent payable in connection with, based on or arising out of a Third Party Claim.

(e) Each Indemnified Party shall take all commercially reasonable measures to mitigate all Losses upon, and after becoming aware of, any event which could reasonably be expected to give rise to Losses.  The parties agree that the limitations of Section 8.6(a) and the time limits of Section 8.6(b) shall not be applicable for any claims of indemnification pursuant to Section 8.2(b), 8.2(c), 8.3(b), 8.3(c), 8.3(d), 8.3(e), 8.3(f), or 8.3(g) it being understood that any such claims shall not be subject to any time limitations, baskets or maximum payment limitations.

(f) The Acquiror Indemnified Parties shall not be entitled to indemnification hereunder regarding a breach of a representation, warranty or covenant in respect of which any of the individuals set forth on Schedule 8.6(f) had actual knowledge prior to the date hereof, other than with respect to the matters set forth in Schedule 8.6(a).  The HRB Indemnified Parties shall not be entitled to indemnification hereunder regarding a breach of a representation, warranty or covenant in respect of which any of the individuals set forth on Schedule 1.1(a) had actual knowledge prior to the date hereof.

Section 8.7 Exclusive Remedy.  Other than with respect to claims for, or in the nature of, fraud or intentional misrepresentation, or otherwise required by Law, the parties agree that from and after the Closing Date, the exclusive remedies of the parties for any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement are the indemnification obligations of the parties set forth in Article VI and this Article VIII, provided, however, that nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief or other equitable remedy.

Section 8.8 Tax Treatment of Indemnity Payments.  The parties hereto and each Indemnified Party and Indemnifying Party agree to treat any indemnity payment made pursuant to this Article VIII as an adjustment to the Merger Consideration for federal, state, local and foreign income tax purposes unless a contrary treatment is required under applicable Law.

ARTICLE IX
TERMINATION

Section 9.1 Termination.  This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Acquiror and the Parent;

(b) (i) by the Parent, if the Acquiror or the Sub breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2, (B) cannot be or has not been cured within thirty (30) days following delivery of written notice of such breach or failure to perform and (C) has not been waived by the Parent or (ii) by the Acquiror, if HRB, the Targets or the Parent breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 7.3, (y) cannot be or has not been cured within thirty (30) days following delivery of written notice of such breach or failure to perform and (z) has not been waived by the Acquiror;

(c) by the Parent or the Acquiror if the Merger shall not have been consummated by December 31, 2011 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 9.1(c) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement prior to such date shall have been the cause of the failure of the Merger to be consummated on or prior to such date; or

(d) by either the Parent or the Acquiror in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Transactions and such order, decree, ruling or other action shall have become final and nonappealable; provided, that the Acquiror and the Sub (if the Acquiror is so requesting termination) or HRB, the Targets and the Parent (if the Parent is so

requesting termination), as the case may be, shall have used their commercially reasonable efforts, in accordance with Section 5.5, to have such order, decree, ruling or other action vacated.

The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) shall give prompt written notice of such termination to the other parties.

Section 9.2 Effect of Termination.  In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of either party except (a) for the provisions of Section 3.19 and Section 4.4 relating to broker’s fees, Section 5.4 relating to confidentiality, Section 5.6 relating to public announcements, Section 5.21 relating to employee communications, Section 5.22 relating to nondisparagement, Section 10.1 relating to fees and expenses, Section 10.5 relating to notices, Section 10.8 relating to third-party beneficiaries, Section 10.9 relating to governing law, Section 10.10 relating to submission to jurisdiction and this Section 9.2, (b) that nothing herein shall relieve any party from liability for any willful or intentional material breach of this Agreement or any agreement made as of the date hereof or subsequent thereto pursuant to this Agreement; and (c) that if the termination is for any reason other than a breach or failure to perform by HRB, the Company or the Parent under this Agreement, the Acquiror shall thereafter in good faith cooperate with the Parent to operate, market and sell the Company to one or more other parties.

ARTICLE X
GENERAL PROVISIONS

Section 10.1 Fees and Expenses.  Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection with or related to this Agreement, the other Transaction Documents and the transactions contemplated hereby or thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

Section 10.2 Amendment and Modification.  This Agreement may not be amended, modified or supplemented except by a written instrument signed on behalf of each of the parties hereto.

Section 10.3 Extension.  At any time prior to the Effective Time, the parties, by action taken in writing, may, to the extent permitted by applicable Law, extend the time for the performance of any of the obligations or other acts of the parties.

Section 10.4 Waiver.  At any time prior to the Effective Time, Acquiror (in the case of HRB, the Company or the Parent) or the Parent (in the case of the Acquiror or the Sub) may, by action taken in writing, to the extent permitted by applicable Law, (a) waive any inaccuracies in the representations and warranties of such parties contained in this Agreement or any document delivered pursuant hereto or (b) subject to applicable Law, waive compliance with any of the agreements or conditions of such parties contained herein.  Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.  No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.  Subject to Article VIII of this Agreement, the rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 10.5 Notices.  All notices and other communications hereunder shall be in writing and shall be delivered by hand, sent by facsimile, or sent by utilizing a next-day service of a recognized overnight courier, service prepaid, and shall be deemed given (a) on the date of delivery if delivered by hand, (b) upon electronic confirmation of receipt by the recipient’s system if sent by facsimile or (c) on the first Business Day following the date of dispatch if sent by utilizing a next-day service of a recognized overnight courier, service prepaid.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Acquiror, the Sub or the Surviving Company, to:

McGladrey & Pullen, LLP
200 S. Wacker Drive
Suite 3950
Chicago, IL 60606
Attention:  Richard L. Miller, General Counsel
Facsimile No.:  (312) 207-0808

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn St.
Chicago, IL 60603
Attention:  Paul Choi
Melville Washburn
Michael Yanowitch
Facsimile No.:  (312) 853-7036

if to HRB, the Company or the Parent, to:

H&R Block, Inc.
One H&R Block Way
Kansas City, MO 64105
Attention:  Tony Bowen,
Vice President and Chief Financial Officer
Digital Tax Solutions
Facsimile:  (816) 854-8043

with a copy (which shall not constitute notice) to:

Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112
Attention:  Gary D. Gilson
Facsimile:  (816) 983-8080

Section 10.6 Interpretation.  The definition of any entity undergoing a Conversion shall include such entity both before and after such Conversion.  When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated.  The table of contents, the index of defined terms and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The Disclosure Schedule and all Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a person are also to its permitted successors and assigns.  For all purposes of this Agreement, unless otherwise specified herein, (a) “or” shall be construed in the inclusive sense of “and/or”; (b) words (including capitalized terms defined herein) in the singular shall be construed to include the plural and vice versa and words (including capitalized terms defined herein) of one gender shall be construed to include any other gender as the context requires; (c) the terms “hereof” and “herein” and words of similar import shall be construed to refer to this Agreement as a whole (including all the Exhibits and the Disclosure Schedule) and not to any particular provision of this Agreement; and (d) the word “including” and words of similar import when used in this Agreement shall be construed to mean “including, without limitation.”

Section 10.7 Entire Agreement.  This Agreement (including the Disclosure Schedule and the Exhibits hereto) and the other Transaction Documents constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings, among the parties with respect to the subject matter of this Agreement.

Section 10.8 No Third-Party Beneficiaries.  Except as provided in Article VIII, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 10.9 Governing Law.  THIS AGREEMENT AND ALL DISPUTES OR CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE LAWS OF ANY OTHER JURISDICTION THAT MIGHT BE APPLIED BECAUSE OF THE CONFLICTS OF LAWS PRINCIPLES OF THE STATE OF DELAWARE.

Section 10.10 Submission to Jurisdiction.  Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby or for recognition and enforcement of any judgment in respect hereof brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, in any state or federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement, the other Transaction Documents and the transactions contemplated hereby or thereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts).  Each of the parties further agrees to accept service of process in any manner permitted by such courts.  Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure lawfully to serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.11 Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the Acquiror (in the case of an assignment by HRB, the Company or the Parent) or the Parent (in the case of an assignment by the Acquiror or the Sub), and any such assignment without such prior written consent shall be null and void; provided, however, that that no assignment shall limit the assignor’s obligations hereunder.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.12 Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article IX, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Delaware state or federal court, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 10.13 Currency.  All references to “dollars” or “$” or “US$” in this Agreement or any other Transaction Document refer to United States dollars, which is the currency used for all purposes in this Agreement and any other Transaction Document.

Section 10.14 Severability.  If any provision hereof (or any portion thereof) or the application of such provision (or any portion thereof) to any Person or circumstance shall be held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances.  Upon such determination that any provision hereof (or any portion thereof) is invalid, illegal or unenforceable in any respect, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 10.15 Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE ANCILLARY AGREEMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.15.

Section 10.16 Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 10.17 Electronic Delivery.  This Agreement may be delivered by the electronic exchange, receipt confirmed, of executed signature pages (e.g., by facsimile transmission or email), and any printed or copied version of any signature page so delivered shall have the same force and effect as an originally executed version of such signature page.

Section 10.18 Time of Essence.  Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 10.19 No Presumption Against Drafting Party.  The parties hereto acknowledge that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.  Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be executed as of the date first written above by their respective officers thereunto duly authorized.

McGladrey & Pullen, LLP

By: /s/ Joseph M. Adams
Name: Joseph M. Adams
Title: Managing Partner and Chief Executive Officer

McGladrey Merger LLC

By: /s/ Joseph M. Adams
Name: Joseph M. Adams
Title: President

RSM McGladrey Business Services, Inc.

By: /s/ C.E. Andrews
Name:  C.E. Andrews
Title:  President

RSM McGladrey, Inc.

By: /s/ C.E. Andrews
Name:  C.E. Andrews
Title:  President

H&R Block, Inc.

By: /s/ William C. Cobb
          Name:  William C. Cobb
          Title:  President and Chief Executive Officer